      As filed with the Securities and Exchange Commission on June 1, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               ----------------

                                 MedQuist Inc.
                           (Name of Subject Company)

                                 MedQuist Inc.
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   584949101
                     (CUSIP Number of Class of Securities)

                                John M. Suender
              Senior Vice President, General Counsel and Secretary
                                 MedQuist Inc.
                        Five Greentree Centre, Suite 311
                           Marlton, New Jersey 08053
                                 (856) 596-8877
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications on
                   Behalf of the Person(s) Filing Statement)

                                    Copy to:

                             James D. Epstein, Esq.
                              Pepper Hamilton LLP
                             3000 Two Logan Square
                          Eighteenth and Arch Streets
                     Philadelphia, Pennsylvania 19103-2799
                                 (215) 981-4000

   [_] Check the box if the following relates solely to preliminary communications made before the commencement of a tender offer.

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

   This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") of MedQuist Inc., a New Jersey corporation ("MedQuist"), relates to the tender offer by Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands ("Royal Philips"), to purchase 22,250,327 shares of the outstanding common stock of MedQuist, no par value, at a purchase price of $51.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2000, filed as Exhibit 1 to this Statement (the "Offer to Purchase"), and the related Letter of Transmittal filed as
Exhibit 2 to this Statement (in each case, together with any supplements or amendments thereto, collectively, the "Offer Documents"), each of which is incorporated herein by reference. This Schedule 14D-9 is being filed on behalf of MedQuist.

Item 1. Subject Company Information.

   (a) The name of the subject company is MedQuist Inc., a New Jersey corporation. The address of its principal executive offices is Five Greentree Centre, Suite 311, Marlton, NJ 08053 and the telephone number is (856) 596-8877.

   (b) The title of the equity securities to which this Statement relates is the common stock, no par value, of MedQuist (the "Common Stock"). References herein to the "Shares" mean the outstanding shares of the Common Stock. As of May 19, 2000, there were 35,452,704 Shares.

Item 2. Identity and Background of Filing Person.

   (a) The filing person is the subject company.

   (b) This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule TO, dated June 1, 2000 (the "Schedule TO"), by Royal Philips, to purchase 22,250,327 Shares at a purchase price of $51.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer Documents.

   According to the Schedule TO, the principal executive office of Royal Philips is located at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, the Netherlands.

   The Offer is being made pursuant to the Tender Offer Agreement, dated as of May 22, 2000 (the "Tender Offer Agreement"). A copy of the Tender Offer Agreement is filed as Exhibit 3 to this Statement and is incorporated herein by reference. In connection with the Tender Offer Agreement, MedQuist and Royal Philips entered into a Governance Agreement, dated as of May 22, 2000 (the "Governance Agreement"), which will become effective if Royal Philips purchases Shares pursuant to the terms and conditions of the Offer, pursuant to which Royal Philips and MedQuist agreed to various arrangements concerning both Royal Philips' ability to sell and purchase Shares and the governance of MedQuist after the expiration of the Offer. A copy of the Governance Agreement is filed as Exhibit 4 to this Statement and is incorporated herein by reference. MedQuist and Philips Speech Processing GmbH, a wholly-owned subsidiary of Royal Philips ("Philips Speech Processing"), entered into a Licensing Agreement, dated as of May 22, 2000 (the "License Agreement"), which will become effective if Royal Philips purchases Shares pursuant to the terms and conditions of the Offer, pursuant to which, among other things, MedQuist will be granted a license to use certain speech-recognition technology in connection with its business. A copy of the License Agreement is filed as Exhibit 5 to this Statement and is incorporated herein by reference. See "Item 3--Past Contracts, Transactions, Negotiations and Agreements."

   In addition, as part of the transaction, Royal Philips and seven members of MedQuist's management consisting of David A. Cohen, its Chairman and Chief Executive Officer, John A. Donohoe, Jr., its President and Chief Operating Officer, John R. Emery, its Senior Vice President, Treasurer and Chief Financial Officer, Ronald A. Scarpone, its Senior Vice President--New Business Development, John M. Suender, its Senior Vice President, General Counsel and Secretary, Ethan Cohen, its Senior Vice President and Chief Technology

Officer, and John W. Quaintance, its Senior Vice President-Western Region (each an "Executive"), entered into both a Shareholder Agreement (the "Shareholder Agreements") and a three-year Employment Agreement (the "Employment Agreements"), each dated May 22, 2000. Pursuant to the Shareholder Agreements, among other things, Royal Philips agreed to purchase from each such Executive, promptly after the expiration of the Offer and the purchase of Shares in the Offer, a specified number of Shares, totaling 1,149,759 Shares in the aggregate (the "Purchase Shares") and representing approximately 37% of their current aggregate beneficial ownership of Shares, at the same price per Share to be paid by Royal Philips in the Offer (the "Share Purchase"). The Shareholder Agreements, copies of which are filed as Exhibits 6 through 12 to this Statement, are immediately effective, provided, that Royal Philips is only obligated to purchase the Purchase Shares from the Executives if it purchases Shares in the Offer. The Employment Agreements, copies of which are filed as Exhibits 13 through 19 to this Statement, become effective if Royal Philips purchases Shares pursuant to the terms and conditions of the Offer. See "Item 3--Past Contacts, Transactions, Negotiations and Agreements."

   The Governance Agreement, the License Agreement, the Shareholder Agreements and the Employment Agreements are, collectively, the "Related Documents".

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Except as set forth in this Item 3, to the knowledge of MedQuist, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, and no actual or potential conflicts of interest, between MedQuist or its affiliates, on the one hand, and (i) MedQuist's executive officers, directors or affiliates or (ii) Royal Philips or its executive officers, directors or affiliates, on the other hand.

   Tender Offer Agreement. The following is a summary of the material terms of the Tender Offer Agreement. The summary is qualified in its entirety by reference to the Tender Offer Agreement, a copy of which has been filed with the Securities and Exchange Commission (the "SEC") as an exhibit to this Statement. The Tender Offer Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 17 of the Offer to Purchase.

       The Offer. The Tender Offer Agreement provides that Royal Philips will commence the Offer and that upon the terms and subject to prior satisfaction or waiver (to the extent permitted to be waived) of the conditions of the Offer, promptly after expiration of the Offer, Royal Philips will accept for payment, and pay for, 22,250,327 Shares validly tendered and not withdrawn pursuant to the Offer that Royal Philips is permitted to accept and pay for under applicable law. If more than 22,250,327 Shares are validly tendered and not withdrawn, Royal Philips will accept for purchase an amount of the tendered Shares equal to 22,250,327 Shares, on a pro rata basis from each stockholder who has validly tendered Shares pursuant to the Offer, promptly after the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, June 28, 2000, unless and until Royal Philips extends the period for which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended by Royal Philips, expires. The condition that there be validly tendered and not withdrawn at least 22,250,327 Shares is referred to as the "Tender Offer Condition."

   Subject to the applicable regulations of the SEC, Royal Philips expressly reserves the right, in its sole discretion, to waive, set forth or change any term and condition of the Offer; provided, that, unless previously approved by MedQuist in writing, no provision may be set forth or changed which: (i) increases or, except as set forth in the next succeeding sentence, decreases the Tender Offer Condition; (ii) decreases the price per Share to be paid in the Offer; (iii) changes the form of consideration payable in the Offer (other than by adding consideration); (iv) imposes additional conditions to the Offer; or (v) amends or modifies any term or condition of the Offer in a manner adverse to the holders of Shares. Without the prior written consent of MedQuist, Royal Philips may not extend the expiration date of the Offer beyond the initial expiration date of the Offer; provided, that, if on the initially scheduled Expiration Date of the Offer (or any subsequent Expiration Date) any of the conditions to the Offer have not been satisfied, Royal Philips may in its sole discretion extend from time to time the Offer for up to and including an additional 20 business days in the aggregate after the initial

Expiration Date of the Offer, and may in its sole discretion, in connection with any such extension, amend the terms of the Offer, but only to reduce the Tender Offer Condition to any number of Shares greater than 20,300,320 Shares, it being understood that if Royal Philips accepts for payment any Shares validly tendered and not withdrawn pursuant to the Offer, it will accept for payment all such Shares up to the Tender Offer Condition (i.e., 22,250,327 Shares). During any such extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

       Termination of the Tender Offer Agreement. The Tender Offer Agreement may be terminated at any time before Royal Philips has purchased Shares pursuant to the Offer:

     (1) by mutual written consent duly authorized by the boards of directors of Royal Philips and MedQuist;

     (2) by the board of directors of either Royal Philips or MedQuist if:

      . such termination of the Offer is not in violation of the terms of the Offer or the Tender Offer Agreement; or

     (3) by MedQuist if:

      . Royal Philips has failed to comply in any material respect with any of its covenants or agreements contained in the Tender Offer, and which failure has not been cured prior to the earlier of:

             . five business days following the giving of written notice to Royal Philips; or

             . the business day prior to the date on which the Offer is scheduled to expire; or

      . the board of directors of MedQuist (the "Board") receives or there is publicly announced a bona fide written "Acquisition Proposal" (as defined below), that was unsolicited and did not otherwise result from a breach of the Tender Offer Agreement, and the Board determines in good faith:

             . after consultation with an investment banking firm of national standing, that such Acquisition Proposal is a Superior Proposal (as defined below); and

             . after consultation with outside counsel, that approval, acceptance or recommendation of such Acquisition Proposal or tender or exchange offer is necessary in order for its directors to comply with their respective fiduciary duties, and MedQuist substantially concurrently with such termination enters into a definitive agreement containing the terms of the Superior Proposal.

             Notwithstanding the above, MedQuist may not terminate the Tender Offer Agreement pursuant to this provision, unless MedQuist complies with:

             . all the provisions of the Tender Offer Agreement, including the applicable notification provisions; and

             . all applicable requirements of the Tender Offer Agreement, including the payment of the termination fee prior to or concurrently with such termination.

         In addition, MedQuist may not exercise its right to terminate this Agreement pursuant to this provision until after three days following Royal Philips' receipt of written notice from MedQuist advising Royal Philips that the Board has received a Superior Proposal (or that a tender or exchange offer with respect to the Shares has been commenced) and that such Board will, subject to any action taken by Royal Philips, cause MedQuist to accept such proposal (or recommend such tender or exchange offer), and specifying the material terms and conditions of the proposal and identifying the person making such proposal (it being understood and agreed that any amendment to the price or any other material term of the proposal requires an additional notice and a new three-day period).

     (4) by the board of directors of Royal Philips if:

      . MedQuist fails to comply in any material respect with any of its covenants or agreements contained in the Tender Offer Agreement, and which failure is not cured prior to the earlier of:

             . five business days following the giving of written notice to MedQuist of such failure; or

             . the business day prior to the date on which the Offer is then scheduled to expire; or

      . the Board amends or modifies in a manner adverse to Royal Philips its approval or recommendation of the Offer, withdraws such recommendation or approves or recommends any other Acquisition Proposal, or resolves to do any of the foregoing; or

      . if MedQuist or any of the other affiliated or related persons or entities described in the Tender Offer Agreement takes any actions that would be proscribed by Section 3.2 of the Tender Offer Agreement (relating to Acquisition Proposals and which are described below) but for the exception therein allowing certain actions to be taken by the Board after consultation with outside counsel if necessary to comply with its fiduciary obligations under applicable law.

       Effect of Termination. If the Tender Offer Agreement is terminated, neither Royal Philips nor MedQuist (nor any of their respective directors or officers) will have any liability or further obligation to the other party, except that each will remain liable for any breach of the Tender Offer Agreement. In addition, the Tender Offer Agreement's provisions regarding confidentiality, public statements regarding the transactions contemplated by the agreement and fees and expenses will survive termination.

       Fees and Expenses. Each of MedQuist and Royal Philips will pay their respective expenses in connection with the Tender Offer Agreement, except that the parties have agreed that MedQuist will be required to pay Royal Philips a termination payment of $44,750,000 if:

  .  the Offer has remained open for at least 20 business days;

  .  the Tender Offer Condition has not been satisfied;

  .  the Offer is terminated without the purchase of any Shares thereunder;

  . at the time the Offer is terminated, any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Royal Philips or any of its subsidiaries or affiliates has publicly announced an intention (whether or not conditional) to make a proposal or offer relating to an Acquisition Proposal; and

  . within 15 months after the date of such termination, MedQuist consummates or enters into an agreement with respect to any Acquisition Proposal; in addition, if MedQuist recommends acceptance by the stockholders of a third-party tender offer or exchange offer, such recommendation will be treated as though an agreement had been entered into.

In addition, MedQuist will also be required to pay Royal Philips a termination fee if:

  . MedQuist fails to comply in any material respect with any of its obligations or agreements in the Tender Offer Agreement, which failure is not cured after Royal Philips informs MedQuist of such failure;

  . the Board amends or modifies in a manner adverse to Royal Philips its approval or recommendation of the Offer, withdraws such recommendation or approves or recommends any other Acquisition Proposal, or resolves to do any of the foregoing; or

  . MedQuist terminates the Tender Offer Agreement in order to accept and enter into an agreement relating to a Superior Proposal.

   If MedQuist is obligated to pay Royal Philips a termination fee as described above, MedQuist will also reimburse Royal Philips' actual out-of-pocket costs and expenses incurred in connection with the Tender Offer Agreement and the transactions contemplated thereby up to a maximum of $2,500,000. The parties have agreed that if Goldman, Sachs & Co. ("Goldman, Sachs") or any of its affiliates is entitled to receive a portion of the termination payment pursuant to the terms of its engagement with Royal Philips, such payment will not be deemed part of Royal Philips' costs and expenses.

       Acquisition Proposals. Neither MedQuist nor any of its subsidiaries nor any of the respective officers and directors of MedQuist or its subsidiaries will, and it will direct and use its best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by MedQuist or any of its subsidiaries) not to:

  . initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of MedQuist) with respect to a merger, consolidation, share exchange or similar transaction involving, or any purchase of all or 15% or more of the assets or the equity securities of, MedQuist or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"); or

  . engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

Notwithstanding the foregoing restriction, MedQuist or its Board has the right to:

    (1) comply with Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with regard to an Acquisition Proposal;

    (2) provide information in response to a request by a person who has made an unsolicited bona fide written Acquisition Proposal, but only if the Board obtains from that person an executed confidentiality agreement containing material terms no more favorable to that person than those contained in the Confidentiality Agreement executed by MedQuist and Royal Philips;

    (3) engage in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal; or

    (4) recommend such an Acquisition Proposal to the stockholders of MedQuist.

MedQuist's ability to engage in any of the actions set forth in clauses (2),
(3) or (4) above is limited, however, in that in order to engage in such actions the Board must first determine in good faith:

    . after consultation with outside counsel, that such action is necessary in order for the directors to comply with their respective fiduciary duties under applicable law;

    . that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account appropriate legal, financial and regulatory aspects of the proposal and the person making the proposal; and

    . after consultation with an investment banking firm of national standing, that such Acquisition Proposal is reasonably likely, if consummated, to result in a transaction more favorable to MedQuist's stockholders from a financial point of view than the transaction contemplated by the Tender Offer Agreement (any such more favorable Acquisition Proposal being referred to as a "Superior Proposal").

   MedQuist is required to notify Royal Philips immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with MedQuist or any of its representatives. MedQuist is also required to further identify the offeror and furnish to Royal Philips a copy of any such inquiry or proposal, if it is in writing, or to inform Royal Philips of the material terms of any such inquiry or proposal, if it is oral, and to promptly advise Royal Philips of any material development relating to such inquiry or proposal. MedQuist is also required to promptly request each person that has executed a confidentiality agreement in connection with its consideration of acquiring MedQuist to return all confidential information furnished to such person by or on behalf of MedQuist.

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

       Covenants. The Tender Offer Agreement also contains certain other restrictions as to the conduct of business by MedQuist pending completion or termination of the Offer, including covenants restricting MedQuist's ability to take, among other things, actions that would change or affect the capital structure of MedQuist and limit MedQuist's ability to make capital expenditures, engage in acquisitions, amend benefit plans and settle claims.

       Representations and Warranties. The Tender Offer Agreement contains representations and warranties by each of MedQuist and Royal Philips that are customary for a transaction of this kind. Certain of MedQuist's representations and warranties are qualified by "Company Material Adverse Effect," which is defined in the Tender Offer Agreement as a material adverse effect on the condition (financial or otherwise), business or results of operations of MedQuist and its subsidiaries taken as a whole other than any effect arising out of (i) general economic conditions or (ii) economic conditions generally affecting the medical services industry.

       Amendment of the Tender Offer Agreement. Subject to the applicable provisions of the New Jersey Business Corporation Act, at any time prior to the purchase of the Shares pursuant to the Offer, MedQuist and Royal Philips may modify or amend the Tender Offer Agreement only by written agreement executed and delivered by duly authorized officers of the respective parties. After the date on which Royal Philips' designees become members of the Board, the Tender Offer Agreement may not be amended in any manner materially adverse to MedQuist or any third-party beneficiary as provided in the Tender Offer Agreement without the written consent of the members of the Supervisory Committee (being the committee of the Board composed of Independent Directors (as defined below) established and maintained pursuant to and in accordance with the Governance Agreement).

       Indemnification of Officers and Directors. From and after the date on which Shares are purchased pursuant to the Offer, Royal Philips has agreed that it will cause MedQuist to indemnify and hold harmless each present and former director and officer of MedQuist, determined as of such date (each, an "Indemnified Party" and, collectively, the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the date on which Shares are purchased pursuant to the Offer, whether asserted or claimed prior to, at or after such date, to the fullest extent that MedQuist would have been permitted under New Jersey law and its Certificate of Incorporation or By-Laws in effect on the date of the Tender Offer Agreement to indemnify such person. Royal Philips will also advance expenses as incurred to the fullest extent permitted under applicable law so long as the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

   Any Indemnified Party wishing to claim indemnification under the provisions of the Tender Offer Agreement, upon learning of any such claim, action, suit, proceeding or investigation, must promptly notify MedQuist thereof, but the failure to so notify will not relieve MedQuist of any liability it may have to such Indemnified Party except to the extent such failure prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the date on which Shares are purchased pursuant to the Offer), MedQuist has the right to assume and control the defense thereof and MedQuist will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if MedQuist elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are issues which raise conflicts of interest between MedQuist and the Indemnified Parties, the Indemnified Parties may retain counsel (which counsel will be reasonably satisfactory to MedQuist), and MedQuist will pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received. This right to have MedQuist pay for counsel chosen by the Indemnified Party is limited in that MedQuist is obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction. In addition, MedQuist is not liable for any settlement effected without its prior written consent, the Indemnified Parties are required to cooperate in the defense of any matter and MedQuist does not have any obligation to any Indemnified Party when and if a court of competent jurisdiction ultimately determines, and such determination has become final, that the indemnification of such Indemnified Party in the manner contemplated by the Tender Offer Agreement is prohibited by applicable law.

   Royal Philips has further agreed that after Royal Philips' purchase of Shares pursuant to the Offer, it will cause MedQuist to maintain MedQuist's existing officers' and directors' liability insurance ("D&O Insurance") for a period of six years after the purchase of Shares pursuant to the Offer so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date of the Tender Offer Agreement (the "Current Premium"); provided, however, that (x) Royal Philips may substitute therefor policies (which may be "tail" policies) containing terms with respect to coverage and amount no less favorable in any material respect to such directors and officers, and (y) if the existing D&O Insurance expires, is terminated or canceled during such six-year period, Royal Philips will use its commercially reasonable best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200% of the Current Premium.

       Treatment of Employee Benefits. Royal Philips has agreed that, during the period commencing on the date Shares are purchased pursuant to the Offer and ending on the first anniversary thereof, the employees of MedQuist will continue to be provided with employee benefit plans which in the aggregate are substantially comparable to those currently provided by MedQuist to such employees, provided that employees covered by collective bargaining agreements need not be provided such benefits. Without limiting the generality of the foregoing, Royal Philips has agreed to cause MedQuist to honor without modification all employee (or former employee) benefit obligations, including severance obligations, accrued as of the time Royal Philips purchases Shares pursuant to the term of the Offer.

       Certain Conditions of the Offer. Notwithstanding any other provision of the Offer and provided that Royal Philips is not obligated to accept for payment any Shares until expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), Royal Philips is not required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if Shares representing less than the Tender Offer Condition are validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer, or, if on or after May 22, 2000, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment), any of the following events occurs:

         (a) MedQuist breaches or fails to perform in any material respect any of its obligations, covenants or agreements under the Tender Offer Agreement or any representation or warranty of MedQuist set forth in the Tender Offer Agreement which is qualified by "Company Material Adverse Effect" was inaccurate or incomplete as so qualified when made or thereafter has become inaccurate or incomplete as so qualified, or any representation or warranty of MedQuist set forth in the Tender Offer Agreement which is not qualified by "Company Material Adverse Effect" was inaccurate or incomplete in any material respect when made or thereafter becomes inaccurate or incomplete in any material respect;

         (b) there is instituted or pending any action, litigation, proceeding, investigation or other application (an "Action") before any court or other governmental entity by any governmental entity or by any other person, domestic or foreign (it being understood that, with respect to any Action by any person other than a governmental entity, this clause
  (b) will only apply to bona fide Actions that are reasonably likely to be successful on the merits): (i) challenging the acquisition by Royal Philips of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer or seeking to obtain any material damages in connection with the transactions contemplated by the Offer; (ii) seeking to prohibit, or impose any material limitations on, Royal Philips' ownership or operation of all or any portion of their or MedQuist's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Royal Philips to dispose of or hold separate all or any portion of Royal Philips' or MedQuist's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer; (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Royal Philips unable to, or result in a delay (other than an immaterial delay) in, or restrict (other than immaterially), the ability of Royal Philips to accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Royal Philips effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the stockholders; or (v) that, in any event, in the reasonable judgment of Royal Philips, is reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the value of the Shares to Royal Philips or the benefits expected to be derived by Royal Philips as a result of consummation of the transactions contemplated by the Offer;

         (c) any statute, rule, regulation, order or injunction is enacted, promulgated, entered, enforced or deemed applicable to the Offer, or any other action has been taken, proposed or threatened, by any court or other governmental entity other than the application to the Offer of waiting periods under the HSR Act, that could, directly or indirectly, be reasonably expected to result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (v) of paragraph (b) above;

         (d) there has occurred a Company Material Adverse Effect or any occurrence or event has occurred that is reasonably likely to result in a Company Material Adverse Effect;

         (e) the Board (or a special committee thereof) has amended or modified in a manner adverse to Royal Philips its approval or recommendation of the Offer, has withdrawn such recommendation or has approved or recommended any other Acquisition Proposal, or has resolved to do any of the foregoing;

         (f) the Tender Offer Agreement is terminated by MedQuist or Royal Philips in accordance with its terms, or Royal Philips reaches an agreement or understanding in writing with MedQuist providing for termination;

         (g) any of the Employment Agreements are terminated or repudiated by the Executive a party thereto, except as may result from the death or disability of such Executive;

         (h) MedQuist terminates or repudiates the License Agreement;

         (i) any of the Shareholder Agreements are terminated or repudiated by the Executive a party thereto; or

         (j) MedQuist terminates or repudiates the Governance Agreement;

which, in the good faith reasonable judgment of Royal Philips, in any such case, and regardless of the circumstances (including any action or inaction by Royal Philips other than a material breach of the Tender Offer Agreement) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

   The foregoing conditions are for the sole benefit of Royal Philips and may be asserted by Royal Philips regardless of the circumstances (including any action or inaction by Royal Philips other than a material breach of this Agreement) giving rise to such condition or may be waived by Royal Philips, in its sole discretion, by express and specific action to that effect, in whole or in part at any time and from time to time.

   Governance Agreement. The following is a summary of the material terms of the Governance Agreement. The summary is qualified in its entirety by reference to the Governance Agreement, a copy of which has been filed with the SEC as an exhibit to this Statement. The Governance Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in
Section 17 of the Offer to Purchase.

       Effective Time of the Governance Agreement. The Governance Agreement will become effective at the time Royal Philips purchases Shares pursuant to the terms and conditions of the Tender Offer Agreement (the "Governance Agreement Effective Time").

       Termination of the Governance Agreement. The Governance Agreement will terminate on the first date that Royal Philips is no longer the beneficial owner of five percent of MedQuist's Voting Stock (as defined below), although Royal Philips and MedQuist may terminate the agreement earlier by mutual written consent and except that the provisions of the agreement relating to the establishment of committees of the Board will terminate on the first date that Royal Philips is the beneficial owner of less than a majority of the outstanding Voting Stock. As used in the Governance Agreement, the term "Voting Stock" means shares of the capital stock of MedQuist having the right to vote generally in any election of directors of MedQuist.

       Purchases of Shares by Royal Philips After the Offer. The Governance Agreement provides that until the third anniversary of the Governance Agreement Effective Time, Royal Philips will not, directly or indirectly, purchase or otherwise acquire, or propose or offer to purchase or acquire, or otherwise become the beneficial owner, individually or as a member of a "group" (as defined for purposes of Section 13d of the Exchange Act), of any Equity Securities, if, immediately after such transaction, Royal Philips and its Affiliates or Associates would, directly or indirectly, beneficially own in excess of 75% of the then outstanding shares of Voting Stock. As used in the Governance Agreement, the term "Equity Security" means Voting Stock, securities of MedQuist convertible into or exchangeable for Voting Stock, and options, rights, warrants and similar securities issued by MedQuist to purchase Voting Stock.

   Notwithstanding the foregoing restriction, after the first anniversary of the Governance Agreement Effective Time, Royal Philips or any of its Affiliates or Associates (each of which terms have the respective meanings ascribed to them under the rules promulgated under the Exchange Act) may acquire all, but not less than all, of the Equity Securities of MedQuist which are not then beneficially owned by Royal Philips or one or more of its Affiliates or Associates. However, any transaction or series of related transactions during that time period in which Royal Philips would acquire all of the Equity Securities it does not then own is subject to the receipt of the approval of the Supervisory Committee of the Board.

       Transfers of Shares by Royal Philips After the Offer. Royal Philips has agreed that until the first anniversary of the Governance Agreement Effective Time, it will not, and will not permit any of its subsidiaries to, directly or indirectly, sell, transfer or otherwise dispose of any Equity Securities beneficially owned, directly or indirectly, by Royal Philips or its subsidiaries except to Royal Philips or to any subsidiary of Royal Philips. Notwithstanding the foregoing, the terms of the Governance Agreement permit Royal Philips to sell, transfer or assign Equity Securities, or permit any of its subsidiaries which beneficially own Equity Securities to sell, transfer or assign such Equity Securities, so long as after giving effect to any such sales, transfers or assignments of Equity Securities, Royal Philips and its subsidiaries beneficially own at least 60% of the then outstanding shares of Voting Stock.

   After the first anniversary of the Governance Agreement Effective Time and until the third anniversary of the Governance Agreement Effective Time, Royal Philips may sell or dispose of any Equity Securities to any person, but may not enter into or consummate any transaction (or series of related transactions) involving the sale or transfer of Equity Securities that would result in (i) any person other than Royal Philips or any Affiliate or Associate of Royal Philips beneficially owning in excess of 10% of the outstanding Voting Stock (a "Third Party Purchaser") and (ii) Royal Philips and its Affiliates and Associates beneficially owning less than a majority of the then outstanding Voting Stock, unless:

    . the Third-Party Purchaser contemporaneously offers to acquire, or acquires, on the same terms and conditions as are applicable to Royal Philips, its Affiliates or Associates, 100% of the Voting Stock beneficially owned by persons or entities other than Royal Philips, its Affiliates or Associates; or

    . the Third-Party Purchaser offers to purchase, on the same terms and conditions as are applicable to Royal Philips, its Affiliates or Associates, pursuant to a tender or exchange offer made in accordance with applicable law, including Section 14(d)(1) and Regulation 14D of the Exchange Act, all or the same percentage of the then outstanding shares of Voting Stock.

   After the third anniversary of the Governance Agreement Effective Time, Royal Philips may sell or dispose of any Equity Securities to any person without any contractual limitations imposed by the Governance Agreement.

       Composition of the Board. The Governance Agreement provides that MedQuist will take any and all action necessary so that promptly following the Governance Agreement Effective Time, the Board will consist of 11 directors. These 11 directors will be comprised of the following individuals:

    . one director will be the Chief Executive Officer of MedQuist and one director will be another officer of MedQuist designated by the Chief Executive Officer of MedQuist (together, the "Management
       Directors");

    . six directors will be designated by Royal Philips (the "Royal Philips Directors"); and

    .  three directors will be "Independent Directors".

   After the Governance Agreement Effective Time, the Board will have the power to increase or decrease the size of the Board in its discretion so long as (x) there are at least two Management Directors and three Independent Directors, and (y) the relative percentage of Management Directors, Independent Directors and Royal Philips Directors is maintained, in all material respects, as in effect immediately prior to any such increase or decrease. As used in the Governance Agreement, the term "Independent Director" means a director of MedQuist (i) who is not and has never been an officer or employee of MedQuist, any Affiliate or Associate of MedQuist, or an entity that derived five percent or more of its revenues or earnings in its most recent fiscal year from transactions involving MedQuist or any Affiliate or Associate of MedQuist, (ii) who is not and has never been an officer, employee or director of Royal Philips, any Affiliate or Associate of Royal Philips, or an entity that derived more than five percent of its revenues or earnings in its most recent fiscal year from transactions involving Royal Philips or any Affiliate or Associate of Royal Philips and (iii) who was nominated for such position by the Nominating Committee established and maintained pursuant to and in accordance with the Governance Agreement. The initial Independent Directors will be John H. Underwood, Richard H. Stowe and A. Fred Ruttenberg.

   In addition, as set forth in the following table, the number of directors Royal Philips is permitted to designate or nominate under the terms of the Governance Agreement is based on its beneficial ownership of Voting Stock:

                                                                     Number of
                                                                   Royal Philips
       Beneficial Ownership of Voting Stock                          Directors
       ------------------------------------                        -------------
       More than 50%..............................................        6
       More than 36%..............................................        4
       More than 27%..............................................        3
       More than 18%..............................................        2
       5% or more.................................................        1
       Less than 5%...............................................        0

   If Royal Philips has the right to designate fewer than six directors, the Nominating Committee of the Board will nominate that number of additional Independent Directors as is necessary to constitute the entire Board.

   Royal Philips will have the right to designate any replacement for a Royal Philips Director at the termination of such director's term or upon such director's death, resignation, retirement, disqualification, removal from office or other cause, and the Chief Executive Officer of MedQuist will have the right to designate any replacement for a Management Director at the termination of such director's term or upon such director's death, resignation, retirement, disqualification, removal from office or other cause.

       Committees of the Board. The Governance Agreement provides that the Board will establish the following three committees, with the following responsibilities:

    . a Nominating Committee, responsible, among other things, for the nomination, subject to the terms of the Governance Agreement, of the Independent Directors and consisting solely of two Independent Directors, one Royal Philips Director and one Management Director as selected by the Board from time to time;

    . a Compensation Committee, responsible, among other things, for the adoption, amendment and administration of all employee benefit plans and arrangements and the compensation of all officers of MedQuist, and consisting of two Independent Directors and two Royal Philips Directors as selected by the Nominating Committee and Royal Philips, respectively, from time to time;

    . a Supervisory Committee, consisting of at least three Independent Directors selected by a majority of the Independent Directors, responsible, among other things, for:

      (A) the general oversight, administration, amendment and enforcement, on behalf of MedQuist, of (1) those provisions of the Tender Offer Agreement that survive Royal Philips' purchase of Shares pursuant to the Offer, (2) the Governance Agreement and (3) the License Agreement; and

      (B) the entry into, general oversight, administration, amendment and enforcement, on behalf of MedQuist, of any other agreements or arrangements between MedQuist or any of its subsidiaries, on the one hand, and Royal Philips and any of its subsidiaries on the other hand, which would be required pursuant to Regulation S-K promulgated by the SEC to be disclosed in a registration statement filed under the Securities Act or in a proxy statement or other report filed under the Exchange Act.

   The Board may establish such other committees as it may determine in its discretion so long as such other committees do not conflict with, supersede or duplicate the duties or responsibilities of the Nominating Committee, the Compensation Committee or the Supervisory Committee.

   License Agreement. The following is a summary of the material terms of the License Agreement. The summary is qualified in its entirety by reference to the License Agreement, a copy of which has been filed with the SEC as an exhibit to this Statement. The License Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 17 of the Offer to Purchase.

       Effective Time of the License Agreement. The License Agreement will become effective at the time Royal Philips purchases Shares pursuant to the terms and conditions of the Tender Offer Agreement (the "License Agreement Effective Time").

       Termination of the License Agreement. Subject to the parties' right to terminate as provided in the License Agreement, the License Agreement will have an initial term of five years from the License Agreement Effective Time and will thereafter continue for subsequent five year terms. The License Agreement may be terminated at any time by one party if the other materially breaches its obligations under the License Agreement (which, in the case of MedQuist, includes non-payment of monies owed to Philips Speech Processing) or becomes subject to bankruptcy proceedings. The License Agreement may also be terminated at the election of either party, but only at the end of the initial five year term and during or at the end of any subsequent term, in either case with two years written notice.

       Subject of the License Agreement. The License Agreement provides that MedQuist will license from Philips Speech Processing speech recognition and processing software (the "Licensed Product"). The Licensed Product includes software for the development of an electronic medical terminology database for use in automated speech-to-text transformation (the "Contexts"). The Contexts will be developed in part by using

MedQuist's speech data and will be optimized for a specific user or group of medical specialists, such as gynecologists or radiologists. These Contexts, as they are developed, will also be subject to the License Agreement. The License Agreement also provides that Philips Speech Processing will provide support to MedQuist in the areas of integration, customization, training and ongoing support.

       Scope of the License Agreement. The License Agreement provides that Philips Speech Processing will grant MedQuist a non-assignable, non-exclusive license to use the Licensed Product and the Contexts, as they are developed, in connection with its transcription business. Philips Speech Processing has agreed not to license the Licensed Product or the Contexts to any competitor of MedQuist providing outsourced medical transcription services in the United States; and MedQuist has agreed not to use or license a product that competes with the Licensed Product. MedQuist will not have any ownership in the Licensed Product or the Contexts, or in any derivative works or related documentation. Philips Speech Processing will have access to MedQuist's medical documents and user sound data in order to improve existing Contexts and generate new Contexts. Philips Speech Processing will have the right to license these Contexts to other licensees (other than any competitor of MedQuist providing outsourced medical transcription services in the United States), subject to MedQuist's right to receive them first. MedQuist will receive a royalty of 3.5% of the license fees paid by other licencees to Philips Speech Processing in connection with Contexts developed on the basis of access to MedQuist's speech data.

       License Fee. MedQuist will pay Philips Speech Processing an initial fee of $2,250,000 and an ongoing license fee based on the number of lines of text actually transcribed using the Licensed Product. The license fee will be calculated, and be subject to a minimum license fee (through 2004), as follows. The parties have assumed that four percent of "payroll lines" will be converted using the Licensed Product in 2001, 13% in 2002, 25% in 2003 and 45% in 2004 (the "Projected Use Rate"). The term "payroll line" means the lines that MedQuist uses as a basis to pay its transcriptionists. The parties have also agreed that the per payroll line charge will be $0.012 for each line up to 500 million payroll lines and $0.010 for each line over 500 million lines. For each year from 2001 to 2004 inclusive, the guaranteed license fee will be equal to a fraction (which shall be 3/4 for each of 2001 and 2002, 1/2 for 2003 and 1/4 for 2004) of the Projected Use Rate multiplied by the total number of payroll lines created by MedQuist during that year (whether using the Licensed Product or not), multiplied by the per line charge. MedQuist has also agreed to pay for certain support services provided by Philips Speech Processing.

   Shareholder Agreements. The following is a summary of the material terms of each of the Shareholder Agreements. The summary is qualified in its entirety by reference to the Shareholders Agreements, copies of which have been filed with the SEC as exhibits to this Statement. The Shareholder Agreements may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 17 of the Offer to Purchase.

   Each Shareholder Agreement, which became effective upon execution of such agreement, provides that if Royal Philips purchases Shares pursuant to the Offer, then promptly after the Offer expires, Royal Philips will purchase from the Executive a party thereto the number of Shares set forth opposite that Executive's name in the following table, at a price per Share equal to the price per Share paid by Royal Philips in the Offer:

                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   David A. Cohen.....................................................   779,530
   John A. Donohoe, Jr................................................   124,224
   John R. Emery......................................................    46,057
   John M. Suender....................................................    56,289
   Ronald A. Scarpone.................................................    74,570
   Ethan Cohen........................................................    39,489
   John W. Quaintance.................................................    29,600
                                                                       ---------
     Total............................................................ 1,149,759
                                                                       =========

   In the aggregate, the 1,149,759 Shares to be purchased by Royal Philips under the Shareholder Agreements represent approximately three percent of MedQuist's fully diluted Shares and approximately 37% of those individuals' combined holdings.

   Each Shareholder Agreement also provides that until May 22, 2002, the Executive a party thereto will not sell or dispose of (i) any Shares, or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive Shares, owned on the date of the Shareholder Agreement, (ii) any Shares issued upon the exercise of options or warrants to purchase any Shares referred to in the preceding clause
(i), (iii) any options to purchase any Shares issued in accordance with the option grant contemplated by such Executive's Employment Agreement with MedQuist, dated as of May 22, 2000, or (iv) any Shares issued upon the exercise of the options to purchase Shares referred to in the preceding clause (iii), in each case, owned directly by the Executive a party thereto or with respect to which such Executive has beneficial ownership within the rules and regulations of the SEC.

   Each Executive party to the Shareholder Agreements has also agreed that at any shareholder meeting, or in any written consent in lieu thereof, such Executive will vote his Shares against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Offer, including, but not limited to:

  . any acquisition agreement or other similar agreement related to an Acquisition Proposal;

  . any change in MedQuist's management or the Board, except as otherwise agreed to in writing by Royal Philips; or

  .  any other material change in MedQuist's corporate structure or business.

   The Shareholder Agreements will terminate concurrent with the earlier of:
(a) the termination of the Tender Offer Agreement and (b) the occurrence of any of the conditions that result in a revocation of the waiver given by such Executive in his Employment Agreement with MedQuist with respect to certain options held by such Executive that would otherwise vest upon Royal Philips' purchase of Shares pursuant to the Offer.

   Employment Agreements. The following is a summary of the material terms of each of the Employment Agreements. The summary is qualified in its entirety by reference to the Employment Agreements, copies of which have been filed with the SEC as exhibits to this Statement. The Employment Agreements may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 17 of the Offer to Purchase.

   Each of the Employment Agreements will become effective at the time Royal Philips pays for the Shares pursuant to the Tender Offer Agreement (the "effective date"), so long as such Executive is employed by MedQuist at such time. These Employment Agreements will supercede all prior employment agreements between MedQuist and the Executives and will remain in effect until the third anniversary of the effective date, with automatic renewals for one year periods unless either party gives 90 days prior written notice.

   The Employment Agreements provide that each Executive shall serve MedQuist in the same position and role in which he served prior to the effective date. Each Executive shall receive the same salary as he earned immediately prior to the effective date. In addition, each Executive shall be eligible for participation in MedQuist's short term targeted bonus plan in an amount equal to up to a specified percentage of his base salary (for David A. Cohen, such percentage will be 75%, for Mr. Donohoe, 45%, for Messrs. Emery, Scarpone, Suender and Ethan Cohen, 30%, and for Mr. Quaintance, 25%). Subject to the completion of the Offer on or following the effective date, the Executives (with the exception of David A. Cohen) will also be granted an option to purchase Shares under MedQuist's Incentive Stock Option Plan for Officers and Key Employees. Specifically, Mr. Donohoe will be granted an option to purchase 100,000 Shares at an exercise price of $51.00 and 100,000 Shares at an exercise price of $70.00; Messrs. Emery and Suender will each be granted an option to purchase 40,000 Shares at an exercise price of $51.00 and 40,000 Shares at an exercise price of $70.00; and Messrs. Ethan Cohen, Scarpone and Quaintance will each be granted an option to purchase 25,000 Shares at an exercise price of $51.00 and 25,000 Shares at an exercise price of $70.00.

   The consummation of the transactions authorized by the Tender Offer Agreement will not constitute a "change in control" for purposes of all (in the case of Messrs. David A. Cohen, Donohoe, Suender and Scarpone), 68,943 out of 78,000 (in the case of Mr. Emery), 59,234 out of 68,071 (in the case of Ethan Cohen) or 44,400 out of 49,800 (in the case of Mr. Quaintance) outstanding unvested options held by the Executives as of the effective date (the "deferred vesting options") and the Executives have waived all rights to the accelerated vesting of the deferred vesting options which would have occurred upon the consummation of the transactions authorized by the Tender Offer Agreement. Such waiver shall be deemed revoked, and all deferred vesting options shall immediately vest in the event of the Executive's death or disability, a termination of the Executive by MedQuist without "cause" (as such term is defined in the Employment Agreement), the Executive's receipt of notice from MedQuist of nonrenewal of the agreement, a voluntary resignation by the Executive following a required relocation of the Executive's principal place of business by more than 50 miles, or a failure by MedQuist to pay the compensation authorized by the agreement, provided that the Executive has given MedQuist notice of such breach and MedQuist has not cured such breach within 30 days of receipt of such notice (a "Material Breach").

   If MedQuist terminates an Executive's employment without cause or if such Executive voluntarily terminates his employment following a required relocation of his principal place of business by more than 50 miles or following a Material Breach, the Executive will receive (i) accrued but unpaid salary prorated through the date of termination or effective date of resignation ("accrued salary"); (ii) a lump sum cash payment equal to two (in the case of David A. Cohen and Mr. Donohoe) or 1.5 (in the case of the other Executives) multiplied by the sum of all cash compensation awarded to the Executive in the fiscal year immediately prior to termination, or if the Executive's compensation was higher or would be higher on an annualized basis, in the fiscal year in which such termination takes place; (iii) any benefits vested as of the termination date ("vested benefits"); and (iv) unreimbursed expenses incurred prior to the termination date. If the Executive's employment terminates due to death, disability or resignation, or if MedQuist terminates the Executive's employment for cause, the Executive will receive accrued salary, vested benefits, and unreimbursed expenses incurred prior to the termination date.

   Each Executive is entitled to receive an additional tax "gross-up" payment which would put him in the financial position after-tax that he would have been in if the excise tax imposed by Code Section 4999 (the "excise tax") did not apply to any benefits or payments received from MedQuist (the "payments"). Notwithstanding the foregoing, if it is determined that the payments would not be subject to the excise tax if they were reduced by less than 10%, then the payments will be reduced to the maximum amount that could be paid to the Executive without giving rise to the excise tax. In addition, the gross-up payment shall not apply to any stock option grant if the result would be to alter the basis on which compensation expense is measured for purposes of ABP Opinion Number 25.

   During the term of the Employment Agreements, and for two years following an Executive's termination of employment for any reason, such Executive is prohibited from competing with MedQuist (limited to the electronic transcription services and health information management solutions services businesses) or soliciting MedQuist's clients or employees.

Item 4. The Solicitation or Recommendation.

 (a) Solicitation or Recommendation.

   The Board, at a meeting duly called and held on May 21, 2000, unanimously
(i) determined that the terms of the Offer were fair to, and in the best interests of, the stockholders of MedQuist and declared that the Offer was advisable, (ii) approved the Tender Offer Agreement and the Related Documents, and the transactions contemplated thereby, including the Offer and the Share Purchase, and (iii) recommended that the stockholders of MedQuist accept the Offer and tender their Shares pursuant to the Offer.

   The Board recommends the acceptance of the Offer by the stockholders of MedQuist. See "--Reasons for the Recommendation" for a discussion of the factors considered by the Board in making its recommendation.

   As set forth in the Offer, if Shares constituting less than the Tender Offer Condition (i.e., 22,250,327 Shares) are validly tendered and not withdrawn at the Expiration Date, then Royal Philips may terminate the Offer and the Tender Offer Agreement; provided, that, in its discretion, Royal Philips may from time to time extend the Offer for up to and including an additional 20 business days in the aggregate after the initial expiration date of the Offer, to reduce the Tender Offer Condition to any number of Shares greater than 20,300,320 Shares, it being understood that if Royal Philips accepts for payment any Shares validly tendered and not withdrawn pursuant to the Offer, it will accept for payment all such Shares up to the Tender Offer Condition (i.e., 22,250,327 Shares). If more than 22,250,327 Shares are validly tendered and not withdrawn, Royal Philips will accept for purchase an amount of the tendered Shares equal to 22,250,327 Shares, on a pro rata basis from each stockholder who has validly tendered Shares pursuant to the Offer, promptly after the Expiration Date. In the event that proration of tendered Shares is required, Royal Philips will determine the appropriate proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares will be based on the ratio of the number of Shares Royal Philips is offering to purchase to the total number of Shares properly tendered and not withdrawn by all stockholders (with adjustments to avoid purchases of fractional shares).

   A copy of MedQuist's letter to stockholders and the press release issued by MedQuist announcing the signing of the Tender Offer Agreement are included as Exhibits 20 and 21, respectively, and are incorporated herein by reference.

 (b) Background of the Tender Offer; Reasons for the Recommendation.

   (1) Background of the Tender Offer. MedQuist's management and the Board believes that the most significant impediment to MedQuist's growth has been and will continue to be the availability of qualified medical transcriptionists. From 1995 through 1999, MedQuist aggressively expanded its pool of qualified transcriptionists through national recruitment efforts and the acquisition of other medical transcription companies increasing annual revenue from $35 million for the year ended December 31, 1995 to $330 million for the year ended December 31, 1999. In December 1998, MedQuist became the largest provider of medical transcription services (and the largest employer of medical transcriptionists) in the United States when it acquired its largest competitor, The MRC Group, Inc. However, management believes that the pool of available transcriptionists who meet MedQuist's quality and productivity standards is limited and that it must find other means to increase productivity and expand the pool of potential applicants in order to continue to grow in the future.

   Speech recognition technology, a process by which speech is converted to text electronically, helps to achieve these goals. This technology currently achieves a very high level of accuracy. However, medical documents must be nearly 100% accurate, so speech recognition software has not met with a great deal of success to date in the medical transcription setting. Nevertheless, if the accuracy rate is high enough, speech recognition can improve the productivity of a transcriptionist who can act as an editor of the document, rather than a typist, and can then be available to work on more projects. In addition, a person who has medical terminology skills, but otherwise lacks typing skills, might become a productive transcriptionist with the aid of speech recognition technology, thereby increasing the available pool of qualified transcriptionists.

   At MedQuist's three-day Board retreat in January 2000, the consensus of management and the Board was that MedQuist needed to actively pursue a speech recognition and technology partner as it did not have the financial resources or the skilled personnel to develop this technology on its own. Management and the Board recognized that there were companies, including Royal Philips, who were developing speech recognition and other technology which, with modifications and further development, could be used in the medical transcription field. Moreover, it was recognized that a technology partner that was willing to align its economic interests with those of MedQuist through a substantial equity investment in MedQuist would be committed to assisting MedQuist in its efforts.

   At the January Board retreat, representatives of UBS Warburg LLC ("UBS Warburg") reviewed with the Board potential opportunities in the healthcare information industry. The Board authorized management to pursue various opportunities with other healthcare technology companies in an effort to find a technology partner, including acquisitions, business partnerships and a sale of MedQuist if an appropriate opportunity presented itself, and authorized certain investment banks to make informal contacts with various parties.

   During February 2000 through April 2000, MedQuist management, including David A. Cohen, its Chairman and Chief Executive Officer, met with management of several companies regarding a possible relationship. However, none of the discussions, other than those with Royal Philips, led to an attractive opportunity for MedQuist's stockholders.

   On March 27, 2000, Mr. Donohoe participated in a telephone conference with Tom Stolk, the General Manager--Speech Application of Philips Speech Processing. Mr. Stolk informed Mr. Donohoe that Philips Speech Processing was willing to recommend to Royal Philips that Royal Philips make an investment in MedQuist as part of an overall strategic relationship between the two companies. As a result of that telephone conference, on April 3, 2000, Messrs. Cohen, Donohoe, Emery and Suender met with Cesar Vohringer, President and Chief Executive Officer of Philips Speech Processing, Mr. Stolk, David Ames, Vice President of Philips Speech Processing (USA), and Peter Foster, Executive Vice President of Philips Speech Processing (USA), at MedQuist's headquarters in Marlton, New Jersey. At that meeting, Mr. Vohringer reconfirmed that Philips Speech Processing was willing to recommend to Royal Philips that Royal Philips make an investment in MedQuist, although one involving a purchase of less than a majority of the Shares.

   On April 4, 2000, MedQuist retained UBS Warburg to serve as MedQuist's exclusive financial advisor with respect to the potential transaction with Royal Philips.

   On April 11, 2000, Messrs. Cohen, Donohoe, Emery and Suender of MedQuist met with Messrs. Vohringer, Stolk, Ames and Stephen Havering, Vice President of Corporate Mergers and Acquisitions of Royal Philips, in Dallas, Texas during a Health Information Management Systems Society conference. Also present were representatives of UBS Warburg, and representatives of Mercer Management Consulting ("Mercer"), an independent consultant to Royal Philips. At this meeting, Royal Philips made a proposal to purchase newly issued shares of Common Stock equivalent to a post-issue 20% interest in MedQuist at a price per share of Common Stock approximately equal to the then prevailing market price. Representatives of MedQuist expressed concern that MedQuist did not have an immediate need for that amount of capital and, accordingly, any purchase would need to be of outstanding Shares. There was also disagreement on the price proposed to be paid by Royal Philips. Representatives of Royal Philips stated that they would make a presentation to the management board of Royal Philips in the next week, and that they would arrange a meeting with MedQuist at the end of the following week to follow up.

   On April 17, 2000, MedQuist and Royal Philips entered into a confidentiality and standstill agreement. Thereafter, on April 20, 2000, Messrs. Cohen, Donohoe, Emery and Suender of MedQuist met with Messrs. Vohringer, Stolk, Ames and Havering of Royal Philips at Royal Philips' offices in New York City. Also present were representatives of Mercer, Goldman, Sachs, Royal Philips' financial advisor, and UBS Warburg. At this meeting, Royal Philips presented a new proposal to acquire a minority stake in MedQuist's Common Stock for cash and other arrangements between the parties which were then undefined. At the conclusion of the meeting, Mr. Cohen stated that he believed the Board would probably not support a transaction that did not involve Royal Philips' acquisition of at least a majority of the Common Stock of MedQuist and that the Board would prefer that the transaction involve all of the Common Stock. He again expressed MedQuist's view that any purchase should be of Shares held directly by MedQuist's stockholders since MedQuist did not have any immediate need for significant capital and the Board believed that MedQuist's existing stockholders should benefit directly from any transaction through a purchase of their Shares. Representatives of Royal Philips indicated that Royal Philips was unlikely to seek to acquire the entire company, but that it would present a proposal to Royal Philips' management board to acquire a majority of the Shares from MedQuist's existing stockholders. Representatives of Royal Philips expressed the belief that it was important for MedQuist to remain publicly traded for several reasons, including to permit management to continue to own equity in a publicly-traded entity.

   On April 26, 2000, MedQuist held its regularly scheduled meeting of its Board during which Mr. Cohen reviewed the status of discussions with Royal Philips and others, the rationale for a possible transaction with Royal Philips and other relevant information. The Board authorized Mr. Cohen to continue discussions with Royal Philips.

   On May 4, 2000, a meeting took place at Royal Philips' offices in New York City. Present for MedQuist were Messrs. Cohen, Donohoe, Emery, Suender, and Scarpone, and present for Royal Philips were Messrs. C. Boonstra, Royal Philips' Chief Executive Officer, Jan Hommen, Royal Philips' Chief Financial Officer, Adri Baan, the Chairman and Chief Executive Officer of Philips Consumer Electronics, Ivo Lurvink, a Senior Director of Royal Philips, Mr. Vohringer and Mr. Havering. Royal Philips expressed a willingness to purchase a majority, but less than all, of the Shares from MedQuist's existing stockholders and requested that all parties focus on preparing a business plan to be presented to Royal Philips' management board for consideration.

   On May 5, 2000, a special meeting of the Board was held. Mr. Cohen updated the Board with respect to the status of the possible transaction with Royal Philips. On that date, Messrs. Donohoe, Emery and Suender also met with representatives of Royal Philips in New York City to develop a business plan.

   On May 9, 2000, Mr. Cohen had a discussion with Mr. Hommen of Royal Philips. In the course of that conversation, Mr. Hommen stated that Royal Philips was prepared to make an offer to MedQuist's existing stockholders to purchase 60% of the fully-diluted Shares for $50.00 per Share, subject to the completion of Royal Philips' due diligence. Mr. Cohen stated that he would present the offer to the Board.

   On May 10, 2000, a special meeting of the Board was held during which Mr. Cohen advised the Board of Royal Philips' offer. After discussion regarding the offer, including the price being offered, the Board authorized Mr. Cohen to continue negotiations with Royal Philips, including as to the proposed price. Thereafter, on May 10, 2000, Mr. Cohen of MedQuist called Mr. Hommen of Royal Philips and stated that the Board was interested in the proposed transaction but that a price of $50.00 per Share, although a substantial increase from earlier discussions, was not acceptable.

   On May 11, 2000, Mr. Lurvink called Mr. Cohen and stated that Royal Philips was prepared to raise its offer to $51.00 per Share and immediately commence due diligence. Later that day, representatives of the parties had a conference call in which a schedule was set forth for proceeding with due diligence, and the negotiation and drafting of definitive agreements.

   On May 13, 2000, attorneys from Sullivan & Cromwell, legal counsel to Royal Philips, and from Pepper Hamilton, LLP, legal counsel to MedQuist ("Pepper Hamilton"), visited MedQuist's offices in Marlton, New Jersey to review documents and records for due diligence purposes. On May 14, 2000, a meeting was held at the offices of UBS Warburg in New York City to continue due diligence. The meeting included representatives of MedQuist and UBS Warburg, as well as representatives of Royal Philips, Goldman, Sachs and Mercer. Also on May 14, 2000, representatives of Royal Philips met with MedQuist's auditors to conduct due diligence. Due diligence continued from May 14, 2000 through May 21, 2000, and during this period, legal counsel for the parties exchanged drafts of the Tender Offer Agreement and the Related Documents.

   From May 14, 2000 through May 16, 2000, representatives of MedQuist, including its legal and financial advisors, met with representatives of Royal Philips, including its legal and financial advisors, in New York City in order to negotiate the terms of the Tender Offer Agreement and the Related Documents.

   On May 15, 2000, the Board held a special meeting during which Mr. Cohen updated the Board with respect to the status of negotiations with Royal Philips and outstanding issues involving the possible transaction. Representatives of Pepper Hamilton participated in the call and reviewed for the Board its legal duties with respect to the possible transaction. In addition, representatives of UBS Warburg were present and discussed certain financial aspects of the transaction.

   Between May 15, 2000 and May 20, 2000, representatives of the parties continued to negotiate the terms of the Tender Offer Agreement and the Related Documents.

   On May 19, 2000, the Board was provided with copies of the then most recent drafts of the Tender Offer Agreement and the Related Documents, a summary of those agreements and a financial presentation prepared by UBS Warburg with respect to the $51.00 per Share cash consideration proposed to be paid by Royal Philips pursuant to the Offer and the Share Purchase (the "Cash Consideration"). On May 21, 2000, a meeting of the Board was convened in Philadelphia to discuss the proposed transaction. At the meeting, Mr. Cohen described, among other things, the background of the transaction and the status of negotiations. Representatives of Pepper Hamilton reiterated the Board's legal duties, reviewed with the Board the principal terms and conditions of the then current draft of the Tender Offer Agreement and the Related Documents, and responded to questions from the directors regarding such terms and the Board's legal duties. Representatives of UBS Warburg reviewed with the Board its financial presentation and responded to questions from the directors regarding such presentation.

   At this meeting, the directors and management also reviewed and discussed the rationale for the transaction, including the impact that a relationship with Royal Philips, including the License Agreement and the Governance Agreement, could have on MedQuist's business and its prospects. Additionally, the Board considered, with input from management and MedQuist's legal and financial advisors, the likelihood of other potential buyers or partners emerging, the regulatory, internal and other issues that such potential buyers or partners would face in pursuing a transaction, and the risks that MedQuist would face if such a transaction were delayed or not consummated. Management and MedQuist's legal and financial advisors responded to questions from the directors regarding, among other things, the termination fee and the non-solicitation provisions of the Tender Offer Agreement. At this time, UBS Warburg rendered to the Board its oral opinion to the effect that, as of the date of the opinion and based upon and subject to certain matters described therein, the $51.00 per Share Cash Consideration to be received in the Offer and the Share Purchase by the holders of Shares was fair, from a financial point of view, to such holders (other than Royal Philips and its affiliates), which opinion was confirmed in writing by delivery of a written opinion dated May 22, 2000, the date of execution of the Tender Offer Agreement and the Related Documents. The full text of UBS Warburg's written opinion, dated May 22, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. The opinion of UBS Warburg addressed to the Board relates only to the fairness, from a financial point of view, of the $51.00 per Share Cash Consideration to be received in the Offer and the Share Purchase by the holders of Shares (other than Royal Philips and its affiliates), and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender or sell Shares in the Offer or the Share Purchase or as to any other matters relating to the Offer or the Share Purchase. Holders of Shares are urged to read such opinion carefully in its entirety.

   At the conclusion of this meeting, the Board unanimously (i) determined that the terms of the Offer were fair to, and in the best interests of, the stockholders of MedQuist and declared that the Offer was advisable, (ii) approved the Tender Offer Agreement and the Related Documents, and the transactions contemplated thereby, including the Offer and the Share Purchase, and (iii) recommended that the stockholders of MedQuist accept the Offer and tender their Shares pursuant to the Offer.

   Later in the afternoon of May 21, 2000, a conference call was held between representatives of MedQuist and Royal Philips in which certain non-economic and technical details of the Tender Offer Agreement and the Related Documents were discussed.

   On May 22, 2000, the supervisory board of Royal Philips approved the transaction and informed MedQuist of such approval. Thereafter, counsel for the two parties and representatives of MedQuist and Royal Philips finalized the Tender Offer Agreement and the Related Documents, all of which were executed by the applicable parties on May 22, 2000, after which the transaction was publicly announced.

   (2) Reasons for the Recommendation. In making the determination and recommendation described above, the Board considered a number of factors, including, without limitation, the following:

  - The Board's belief that voice recognition technology can improve the productivity of MedQuist's existing transcription work force and expand the potential pool of qualified applicants;

  - The Board's belief that, as a strategic matter, MedQuist needed to align itself with a strong technology leader and its view that Royal Philips would provide that technology base for MedQuist;

  - The price being paid by Royal Philips for the Shares represents (a) a 30.4% premium over the closing price for the Shares of $39.125 on the Nasdaq Stock Market on May 19, 2000 (the last trading day immediately before announcement of the transaction), (b) a 41.26% premium over the average closing price of $36.10 for the Shares for the 30 trading days immediately preceding announcement of the transaction and (c) an 11.5% premium over the 52-week high of $45.75 for the historical closing prices for the Shares;

  - The opinion of UBS Warburg to the Board to the effect that, as of the date of the opinion and based upon and subject to certain matters described therein, the $51.00 per Share Cash Consideration to be received in the Offer and the Share Purchase by the holders of Shares was fair, from a financial point of view, to such holders (other than Royal Philips and its affiliates);

  - The Offer allows MedQuist's stockholders to receive $51.00 in cash for a substantial portion of their Shares and, at the same time, provides them the opportunity to participate in the future performance of MedQuist through continuing Share ownership;

  - The Board's belief that, based upon the advice of counsel, the Governance Agreement provides reasonable efforts to protect the interests of the public stockholders after completion of the proposed transaction, including, without limitation, implementing certain restrictions on Royal Philips' purchase and sale of Shares, and delineating the composition of the Board, including the institution of the Supervisory Committee;

  - The fact that the Tender Offer Agreement permits the Board to respond appropriately to an unsolicited offer from a third party and to terminate the Tender Offer Agreement if there is a Superior Proposal and it is necessary to terminate the Tender Offer Agreement for the Board to comply with its fiduciary duties under applicable law;

  - The Board's conclusion that the amount of the termination fee payable by MedQuist was reasonable in light of the benefits of the transaction;

  - The likelihood of MedQuist obtaining any necessary regulatory approvals, including the termination of the waiting period under the HSR Act;

  - The limited number and nature of the conditions to closing of the Offer;
    and

  - The other terms and conditions of the Offer.

The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

 (c) Intent to Tender.

   To the best knowledge of MedQuist, (i) its directors, subsidiaries and affiliates currently owning Shares presently intend to tender such Shares to Royal Philips pursuant to the Offer, except to the extent such tender would violate applicable securities laws or require disgorgement of any profits arising from such tender under Section 16 of the Exchange Act, (ii) none of its executive officers will tender Shares pursuant to the Offer, but instead, intend to sell an aggregate of 1,149,759 Shares to Royal Philips pursuant to the Share Purchase contemplated by each of the Shareholder Agreements, and (iii) none of its executive officers, directors, subsidiaries or affiliates presently intend to sell any Shares, other than described in clauses (i) and (ii) above, which are owned beneficially or held of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender. Additionally, the foregoing does not relate to transactions in the Shares by executive officers, directors, subsidiaries or affiliates which may occur after completion of the Offer or the termination of the Tender Offer Agreement, except that the Executives who have entered into Shareholder Agreements will be prohibited from selling any Shares or options to purchase Common Stock, other than the 1,149,759 Purchase Shares, until the earlier of (i) May 22, 2002, (ii) the termination of the Tender Offer Agreement in accordance with its terms or
(iii) the termination of their employment with MedQuist other than by MedQuist for "cause" or by the Executive other than as a result of the required relocation of the Executive's principal place of business by more than 50 miles or a Material Breach by MedQuist.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

   MedQuist has retained UBS Warburg to act as its exclusive financial advisor in connection with the Offer and related matters. Pursuant to the terms of this engagement, MedQuist has agreed to pay UBS Warburg for its services upon completion of the Offer and the Share Purchase an aggregate financial advisory fee of approximately $6 million. MedQuist also has agreed to reimburse UBS Warburg for reasonable travel and other out-of-pocket expenses, including the reasonable fees and expenses of legal counsel, and to indemnify UBS Warburg and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of their engagement. In the ordinary course of business, UBS Warburg and its successors and affiliates may actively trade or hold the securities of MedQuist and of Royal Philips and its affiliates for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Neither MedQuist nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to others with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

   Except as set forth below, and other than ordinary course purchases under MedQuist's 401(k) Retirement Savings Plan, Employee Stock Purchase Plan and Stock Option Plans, there have been no transactions in Shares which were effected during the past 60 days by MedQuist, or to the best knowledge of MedQuist, by any executive officer, director, affiliate or subsidiary of MedQuist.

   On May 10, 2000, William T. Carson, Jr., a director of MedQuist, exercised options to purchase 9,000 shares of Common Stock at an exercise price of $2.25 per share, and 9,000 additional shares at an exercise price of $2.50 per share. On or about May 8, 2000, Mr. Carson transferred 4,500 shares of Common Stock to his children and on or about May 16, 2000, Mr. Carson transferred 100 shares of Common Stock to Correll Institute, each as bona fide gifts.

   On May 12, 2000, A. Fred Ruttenberg, a director of MedQuist, exercised options to purchase 9,000 shares of Common Stock at an exercise price of $2.50 per share, 9,000 shares of Common Stock at an exercise price of $2.33 per share, 9,000 shares of Common Stock at an exercise price of $2.25 per share, 9,000 shares of Common Stock at an exercise price of $2.00 per share, and 9,000 shares of Common Stock at an exercise price of $1.75 per share.

Item 7. Purposes of the Transaction and Plans or Proposals.

   (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by MedQuist in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of securities by or of MedQuist; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving

MedQuist or any subsidiary of MedQuist; (iii) a purchase, sale or transfer of a material amount of assets by MedQuist or any subsidiary of MedQuist; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of MedQuist.

   (b) Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

 (a) Section 14(f) Information Statement.

   The Information Statement attached as Annex B hereto is being furnished in connection with the designation by Royal Philips and MedQuist of certain persons to be appointed to the Board other than at a meeting of MedQuist's stockholders.

 (b) Section 14A:10A-1, et seq., of the New Jersey Business Corporation Act.

   As a New Jersey corporation, MedQuist is subject to Section 14A:10A-1, et seq. of the New Jersey Business Corporation Act (the "Shareholder Protection Act"). The Shareholder Protection Act generally provides that no resident domestic corporation shall engage in any business combination with any interested stockholder for a period of five years following that interested stockholder's stock acquisition date unless the business combination is approved by such corporation's board of directors prior to that stock acquisition date. An "interested stockholder" is any person (other than the resident domestic corporation or its subsidiary) that (i) is the beneficial owner directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the resident domestic corporation, or (ii) is an affiliate or associate of that resident domestic corporation who, at any time within the five year period immediately prior to the date in question, was a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the resident domestic corporation. The Board has unanimously ratified and approved, for the purposes of the Shareholder Protection Act, any business combination and the transactions contemplated thereby with Royal Philips, or any affiliate or associate of Royal Philips, notwithstanding that such business combination may be entered into subsequent to Royal Philips' stock acquisition date; provided that any such business combination shall be approved by a vote of the Supervisory Committee of the Board established pursuant to the Governance Agreement during such period as the Supervisory Committee is operational under the Governance Agreement (or, if the Supervisory Committee is not then operational, such other committee of the Board made up entirely of directors who are not affiliates or associates of Royal Philips), and such business combination is not prohibited by the Governance Agreement (during such period as the Governance Agreement is in effect).

 (c) Dissenters' Rights.

   No dissenters' rights are available to holders of Shares in connection with the Offer.

 (d) Antitrust.

   Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

   Each of Royal Philips and MedQuist expect to file with the FTC and the Antitrust Division, on or about June 2, 2000, a Notification and Report Form in connection with the purchase of Shares pursuant to the Offer and the Shareholder Agreements. Under the provisions of the HSR Act applicable to the Offer, the purchase of

Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Royal Philips and MedQuist, unless both the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Royal Philips and/or MedQuist, the waiting period would be extended for an additional 10 calendar days following substantial compliance by Royal Philips and/or MedQuist with such request. Thereafter, the waiting period may be extended only by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Royal Philips pursuant to the Offer. At any time before or after the purchase by Royal Philips of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Royal Philips or the divestiture of substantial assets of Royal Philips, its subsidiaries or MedQuist. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

   Although MedQuist believes that Royal Philips' acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be.

 (e) Forward-Looking Statements

   This Statement, including the exhibits referred to herein, contains certain statements by or relating to MedQuist and the transaction with Royal Philips that are neither reported financial results nor other historical information. These statements are forward-looking statements and include statements of market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, and the benefits of new technologies. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond MedQuist's ability to control or estimate precisely, including, without limitation, future market and economic conditions; the behavior of other market participants; MedQuist's ability to implement and achieve market acceptance of new technology platforms, including speech processing technology; MedQuist's ability to successfully integrate acquired businesses and achieve anticipated synergies; MedQuist's ability to recruit and retain qualified transcriptionists and other employees; the impact of new services or products on the demand for MedQuist's services; and MedQuist's ability to expand its customer base. Stockholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Statement. MedQuist does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Statement. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to forward-looking statements made in this Statement.

Item 9. Material to be filed as Exhibits.

   The following exhibits are filed herewith:

 Exhibit 1  Offer to Purchase, dated June 1, 2000 (1)(2)

 Exhibit 2  Letter of Transmittal, dated June 1, 2000 (1)(2)

 Exhibit 3  Tender Offer Agreement, dated as of May 22, 2000

 Exhibit 4  Governance Agreement, dated as of May 22, 2000

 Exhibit 5  Licensing Agreement, dated as of May 22, 2000

            Shareholder Agreement, dated as of May 22, 2000, between MedQuist
 Exhibit 6  and David A. Cohen

 Exhibit 7 Shareholder Agreement, dated as of May 22, 2000, between MedQuist and John A. Donohoe, Jr.

 Exhibit 8 Shareholder Agreement, dated as of May 22, 2000, between MedQuist and John R. Emery

 Exhibit 9 Shareholder Agreement, dated as of May 22, 2000, between MedQuist and John M. Suender

 Exhibit 10 Shareholder Agreement, dated as of May 22, 2000, between MedQuist and Ronald A. Scarpone

 Exhibit 11 Shareholder Agreement, dated as of May 22, 2000, between MedQuist and Ethan Cohen

 Exhibit 12 Shareholder Agreement, dated as of May 22, 2000, between MedQuist and John W. Quaintance

 Exhibit 13 Employment Agreement, dated as of May 22, 2000, between MedQuist and David A. Cohen

 Exhibit 14 Employment Agreement, dated as of May 22, 2000, between MedQuist and John A. Donohoe, Jr.

 Exhibit 15 Employment Agreement, dated as of May 22, 2000, between MedQuist and John R. Emery

 Exhibit 16 Employment Agreement, dated as of May 22, 2000, between MedQuist and John M. Suender

 Exhibit 17 Employment Agreement, dated as of May 22, 2000, between MedQuist and Ronald A. Scarpone

 Exhibit 18 Employment Agreement, dated as of May 22, 2000, between MedQuist and Ethan Cohen

 Exhibit 19 Employment Agreement, dated as of May 22, 2000, between MedQuist and John W. Quaintance

 Exhibit 20 Company's Letter to Stockholders, dated June 1, 2000 (2)

 Exhibit 21 Press Release, dated May 23, 2000

 Exhibit 22 Opinion of UBS Warburg LLC, dated May 22, 2000 (2)(3)

 Exhibit 23 Information Statement Pursuant to Section 14(f) of the Securities
            Exchange Act of 1934 and Rule 14f-1 thereunder (2)(4)

--------
(1) Filed as an exhibit to the Tender Offer Statement on Schedule TO, dated June 1, 2000, of Royal Philips and incorporated herein by reference.
(2) Included in copy mailed to stockholders.
(3) Filed herewith as Annex A to this Statement.
(4) Filed herewith as Annex B to this Statement.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MedQuist Inc.

                                             /s/ John M. Suender
                                          By: _________________________________
                                          Name: John M. Suender
                                          Title:Senior Vice President and
                                           General Counsel

Dated: June 1, 2000

                                                                         ANNEX A

                        [LETTERHEAD OF UBS WARBURG LLC]

                                  May 22, 2000

The Board of Directors
MedQuist Inc.
Five Greentree Centre, Suite 311
Marlton, New Jersey 08053

Dear Members of the Board:

   We understand that MedQuist Inc. ("MedQuist") is considering a transaction whereby Koninklijke Philips Electronics N.V. ("Philips") will acquire approximately 60% of the outstanding shares of the common stock, no par value, of MedQuist ("MedQuist Common Stock") on a fully diluted basis through (i) a tender offer for 22,250,327 outstanding shares of MedQuist Common Stock (the "Tender Offer"), at a purchase price of $51.00 per share, net to the seller in cash (the "Cash Consideration"), and (ii) the purchase, promptly following the expiration of the Tender Offer, of a portion of the shares of MedQuist Common Stock beneficially owned by certain shareholders of MedQuist at a purchase price equal to the Cash Consideration paid by Philips in the Tender Offer (the "Stock Purchase" and, together with the Tender Offer, the "Transaction"). Representatives of MedQuist have advised us that, in connection with the Transaction, MedQuist will enter into an agreement with Philips pursuant to which Philips will grant MedQuist a license to use certain speech recognition technology of Philips (the "Technology License"). The terms and conditions of the Transaction are more fully set forth in the Tender Offer Agreement, dated as of May 22, 2000, by and between MedQuist and Philips (the "Agreement") and certain related documents.

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of MedQuist Common Stock (other than Philips and its affiliates) of the Cash Consideration to be received in the Transaction by such holders.

   UBS Warburg LLC ("UBSW") has acted as financial advisor to MedQuist in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon delivery of this opinion. In the ordinary course of business, UBSW, its successors and affiliates may trade securities of MedQuist and of Philips and its affiliates for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Our opinion does not address MedQuist's underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of MedQuist as to whether such shareholder should tender or sell shares of MedQuist Common Stock in the Transaction or as to any other matter relating to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than with respect to the Cash Consideration to the extent expressly specified herein) of the Agreement or any related documents and the obligations thereunder, or the form of the Transaction. We express no opinion as to the prices at which MedQuist Common Stock will trade or otherwise be transferable at any time. In rendering this opinion, we have assumed, with your consent, that each of MedQuist and Philips will comply with all material covenants and agreements set forth in, and other material terms of, the Agreement and related documents, as applicable, and that the Transaction will be validly consummated in accordance with its terms. At your direction, we also have assumed, to the extent material to our analysis with respect to the Transaction, that the arrangements relating to the Technology License will be validly consummated in accordance with the terms discussed with us by representatives of MedQuist.

The Board of Directors
MedQuist Inc.
May 22, 2000
Page 2

   In arriving at our opinion, we have, among other things: (i) reviewed current and historical market prices and trading volumes of MedQuist Common Stock; (ii) reviewed certain publicly available business and historical financial information relating to MedQuist; (iii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of MedQuist both before and after giving effect to the Transaction, as well as estimates and financial forecasts prepared by the management of MedQuist as to the potential incremental revenue, cost savings and other financial benefits anticipated to result from the Technology License and other arrangements with Philips, that were provided to or discussed with us by MedQuist and are not publicly available; (iv) conducted discussions with members of the senior managements of MedQuist and Philips; (v) reviewed publicly available financial and stock market data with respect to certain companies in lines of business we believe to be generally comparable to those of MedQuist; (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant; (vii) reviewed the Agreement and certain related documents; and (viii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

   In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of MedQuist, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates relating to MedQuist both before and after giving effect to the Transaction and the Technology License and other arrangements with Philips referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MedQuist as to the future performance of MedQuist and the potential incremental revenue, costs savings and other financial benefits (including the amount, timing and achievability thereof) anticipated to result from the Technology License and other arrangements with Philips. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the acquisition of all or a part of MedQuist, and we were not requested to, nor do we, express any opinion as to any transactions related to the Tender Offer or the effect of any other transaction in which MedQuist might engage. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date of this letter.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of MedQuist Common Stock is fair, from a financial point of view, to such holders (other than Philips and its affiliates).

                                          Very truly yours,

                                          /s/ UBS Warburg LLC

                                          UBS WARBURG LLC

                                                                         ANNEX B

                                 MedQuist Inc.
                        Five Greentree Centre, Suite 311
                           Marlton, New Jersey 08053
                                 (856) 596-8877

                       Information Statement Pursuant to
                        Section 14(f) of the Securities
                 Exchange Act of 1934 and Rule 14f-1 Thereunder

   This Information Statement ("Information Statement") is being mailed on or about June 1, 2000, as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of MedQuist Inc., a New Jersey corporation ("MedQuist"), to the holders of outstanding shares of common stock, no par value, of MedQuist (the "Common Stock"). The Information Statement is being furnished in connection with the Tender Offer Agreement, dated as of May 22, 2000 (the "Tender Offer Agreement"), by and among Koninklijke Philips Electronics N.V., a company organized under the laws of the Netherlands ("Royal Philips"), and MedQuist, setting forth the terms and conditions pursuant to which Royal Philips will commence a tender offer (the "Offer") to purchase 22,250,327 shares of the outstanding Common Stock (the "Shares") at a price of $51.00 per Share, net to the seller in cash, without interest thereon.

   You are receiving this Information Statement in connection with the possible appointment of persons designated by Royal Philips to a majority of the seats on MedQuist's Board of Directors (the "Board") under the circumstances described in the Governance Agreement, dated as of May 22, 2000 (the "Governance Agreement"), by and between MedQuist and Royal Philips. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. See "Royal Philips' Designees" below.

   Royal Philips commenced the Offer on June 1, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 28, 2000, unless the Offer is extended pursuant to the terms of the Tender Offer Agreement.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

   The information contained in this Information Statement or incorporated by reference herein concerning Royal Philips and its respective officers, directors, representatives or affiliates or actions or events with respect to any of them, was provided by Royal Philips and MedQuist takes no responsibility for such information.

                            ROYAL PHILIPS' DESIGNEES

   Royal Philips has informed MedQuist that the directors and executive officers of Royal Philips and/or its affiliates listed in Schedule I attached hereto will be its initial designees to the Board pursuant to the Governance Agreement (the "Designees"). Royal Philips has informed MedQuist that each of the directors and executive officers listed in Schedule I has consented to act as a director of MedQuist if so designated. The business address of Royal Philips is Koninklijke Philips Electronics N.V., Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, the Netherlands.

   Those persons nominated to serve as directors of MedQuist by Royal Philips will serve in accordance with the terms of the Governance Agreement, the New Jersey Business Corporation Act, and MedQuist's Certificate of Incorporation and By-Laws. Pursuant to the Governance Agreement, MedQuist has agreed to take any and all action necessary (including by securing the resignation of persons who were directors prior to the closing of the Offer) so that promptly thereafter the Board shall consist of 11 directors, of which (i) one director shall be the Chief Executive Officer of MedQuist and one director shall be another officer of MedQuist designated by the Chief Executive Officer of MedQuist (together, the "Management Directors"), (ii) six directors shall be designated by Royal Philips, all of whom may be directors, officers, employees, affiliates or associates of Royal Philips (the "Royal Philips Directors"), and (iii) three directors shall be independent directors (the "Independent Directors") selected by MedQuist's current Board. From and after the time the Board has been reconstituted in accordance with the preceding sentence, the Board shall consist of 11 directors, of which (i) two directors shall be Management Directors, (ii) six or fewer directors shall be Royal Philips Directors, and
(iii) three or more shall be Independent Directors to be selected by a newly-constituted nominating committee (the "Nominating Committee") in accordance with the Governance Agreement; provided, however, the Board shall be empowered in its discretion to increase or decrease, from time to time, the number of directors so long as (x) there shall be at least two Management Directors and three Independent Directors, and (y) the relative percentage of Management Directors, Independent Directors and Royal Philips Directors shall be maintained, in all material respects, as in effect immediately prior to any such increase or decrease; and, provided, further, that if the Board changes the number of directors constituting the entire Board, then the number of directors and the percentages set forth below shall be appropriately adjusted, subject to the immediately preceding provisions.

   The Governance Agreement further provides that:

     (1) until the first date that Royal Philips and its subsidiaries shall not beneficially own, in the aggregate, at least a majority of the outstanding voting stock of MedQuist, Royal Philips shall have the right to designate six Royal Philips Directors;

     (2) after the first date that Royal Philips and its subsidiaries shall beneficially own, in the aggregate, less than a majority but at least 36% of the outstanding voting stock of MedQuist, Royal Philips shall have the right to nominate four, but not more than four, Royal Philips Directors;

     (3) after the first date that Royal Philips and its subsidiaries shall beneficially own, in the aggregate, less than 36% but at least 27% of the outstanding voting stock of MedQuist, Royal Philips shall have the right to nominate three, but not more than three, Royal Philips Directors;

     (4) after the first date that Royal Philips and its subsidiaries shall beneficially own, in the aggregate, less than 27% but at least 18% of the outstanding voting stock of MedQuist, Royal Philips shall have the right to nominate two, but not more than two, Royal Philips Directors;

     (5) after the first date that Royal Philips and its subsidiaries shall beneficially own, in the aggregate, less than 18% but at least five percent of the outstanding voting stock of MedQuist, Royal Philips shall have the right to nominate one, but not more than one, Royal Philips Director; and

     (6) After the first date that Royal Philips and its subsidiaries shall beneficially own, in the aggregate, less than five percent of the outstanding voting stock of MedQuist, Royal Philips shall have no right to nominate any directors.

   In the event that Royal Philips has the right to designate less than six directors, the Nominating Committee shall nominate that number of additional Independent Directors as is necessary to constitute the entire Board (as constituted at such time) and Royal Philips has agreed to cause Royal Philips Directors to resign promptly so as to permit the additional independent directors to be appointed or elected. Royal Philips has the right to designate any replacement for a Royal Philips Director at the termination of such director's term or upon such director's death, resignation, retirement, disqualification, removal from office or other cause, and the Chief Executive Officer of MedQuist has the right to designate any replacement for a Management Director at the termination of such director's term or upon such director's death, resignation, retirement, disqualification, removal from office or other cause. In connection with the filling of any vacancy on the Board, however such vacancy has resulted, Royal Philips has agreed to cause each Royal Philips Director to vote in favor of those directors nominated or designated in accordance with the foregoing arrangements. Royal Philips also has agreed not take any action or permit any Royal Philips Director to take any action to remove any director, other than a Royal Philips Director, without cause.

   Based solely on the information set forth in the Offer to Purchase, none of the Designees (i) is currently a director of, or holds any position with, MedQuist, (ii) has a familial relationship with any current directors or executive officers of MedQuist, (iii) to the best knowledge of Royal Philips, beneficially owns any securities (or any rights to acquire such securities) of MedQuist or (iv) has been involved in any transactions with MedQuist or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                              OFFICERS OF MEDQUIST

   The Current Members of the Board. The Board currently consists of 12 members. The Board is divided into three classes and each director serves for a term of three years and until his successor is duly elected and qualified or until his death, resignation or removal. The names of the current members of the Board, their ages (as of April 25, 2000) and certain other information about them are set forth below. However, seven of the current members of the Board will resign effective immediately following the purchase of the Shares by Royal Philips pursuant to the Offer to allow for the appointment of six Designees as Royal Philips Directors who will join two Management Directors and three Independent Directors as members of the Board. The initial Management Directors will be David A. Cohen and John A. Donohoe, Jr. and the initial Independent Directors will be Richard H. Stowe, John H. Underwood and A. Fred Ruttenberg.

       Name          Positions with Director   Principal Occupations
(Year Term Expires)     MedQuist     Since     During Last Five Years   Age Other Directorships
-------------------  -------------- --------   ----------------------   --- -------------------
A. Fred
 Ruttenberg           Director        1991   Partner in the law firm    57  None
(2000)                                       Blank, Rome, Comisky &
                                             McCauley, L.L.P.

Edward L.
 Samek                Director        1998   Chief Executive Officer     62 The Medical
(2000)                                       of The MRC Group,              Transcription
                                             10/95 to 6/98; President       Industry Alliance;
                                             of The MRC Group, 8/96         MedPlus, Inc.
                                             to 2/97; Chairman of the
                                             Board and President of
                                             The MRC Group, 10/95
                                             to 8/96

R. Timothy
 Stack                Director        1997   President and Chief         48 None
(2000)                                       Executive Officer of
                                             Borgess Health Alliance,
                                             1987 to present

James R.
 Emshoff              Director        1992   Chairman and Chief          57 Healthsync.com Inc.;
(2000)                                       Executive Officer of           MedAssets, Inc.
                                             IndeCap Enterprises, Inc.,     (Board of Advisors)
                                             1992 to present

David A.
 Cohen                Chief           1994   Chief Executive Officer     59 None
(2002)                Executive              of MedQuist Inc., 11/95
                      Officer;               to present; President of
                      Chairman of            MedQuist Inc., 11/95 to
                      the Board              8/98

         Name          Positions with Director    Principal Occupations
 (Year Term Expires)      MedQuist     Since     During Last Five Years    Age   Other Directorships
 -------------------   -------------- --------   ----------------------    ---   -------------------
 John H. Underwood       Director       1994   Managing Partner with        41 None
 (2002)                                        Pfingsten Partners,
                                               L.L.C., 12/96 to present;
                                               Vice President with
                                               Heller Equity Capital
                                               Corporation, 1989 to
                                               12/96

 Terrence J. Mulligan    Director       1996   Management consultant        54 University of Iowa
 (2002)                                        and private investor;           College of Business
                                               Group Vice President--          and Administration
                                               Health Systems, 1994 to         (Board of Visitors);
                                               1996                            Physician
                                                                               Dynamics, Inc.

 William T. Carson       Director       1991   Business consultant, 1998    67 Correll Institute of
 (2001)                                        to present; Vice President      Medical Research;
                                               and Corporate Secretary of      Petrochem
                                               Covertant Bank, 1988 to
                                               1998

 John T. Casey           Director       1997   Chairman and Chief           54 None
 (2001)                                        Executive Officer of
                                               Physician Reliance
                                               Network, Inc., 10/97 to
                                               8/99

 Richard J. Censits      Director       1987   Retired, 1995 to present     62 Checkpoint
 (2001)                                                                        Systems, Inc.

 John A. Donohoe, Jr.    President;     1998   Chief Operating Officer      45 None
 (2001)                  Chief                 of MedQuist Inc., 1995 to
                         Operating             present; President of
                         Officer               MedQuist Inc., 1998 to
                                               present

 Richard H. Stowe        Director       1998   Private investor and Senior  55 Health Management
 (2001)                                        Advisor for Capital             Systems, Inc.;
                                               Counsel LLC, a private          The Cerplex Group, Inc.;
                                               investment management firm;     New American Healthcare
                                               General partner of Welsh,       Corporation
                                               Carson, Andersen & Stowe,
                                               1979 to 1/99

   Executive Officers. The following individuals currently serve as executive officers of MedQuist:

                                             Principal Occupations During Last
  Name            Positions                     Five Years and Directorships
  ----            ---------                  ---------------------------------
David A.
 Cohen     Chief Executive Officer; Chief Executive Officer of MedQuist Inc., 11/95
           Chairman of the Board    to present; President of MedQuist Inc., 11/95 to
                                    8/98

John A.
 Donohoe,
 Jr.       President;               Chief Operating Officer of MedQuist Inc., 1995
           Chief Operating Officer  to present; President of MedQuist Inc., 1998 to present

John R.
 Emery     Treasurer;               Treasurer of MedQuist Inc., 1997 to present;
           Chief Financial Officer; Chief Financial Officer of MedQuist Inc., 1997
           Senior Vice President    to present; Senior Vice President of MedQuist
                                    Inc., 12/98 to present; Various positions, including
                                    as Senior Vice President--Operations and Finance of
                                    Integra Life Sciences Corporation, 1994 to 1997

Ronald
 A.
 Scarpone  Senior Vice President -  Senior Vice President--New Business
           New Business Development Development of MedQuist Inc., 12/98 to present;
                                    Vice President of MedQuist Inc., 1/96 to 12/98;
                                    Vice President of Information Services of
                                    MedQuist Inc., 5/94 to 1/96; Chief Technology
                                    Officer of MedQuist Inc., 5/94 to 12/98

John M.    Senior Vice President;   General Counsel and Secretary of MedQuist Inc.,
 Suender   General Counsel;         9/92 to present; Senior Vice President of
           Secretary                MedQuist Inc., 12/98 to present; Vice President
                                    of MedQuist Inc., 10/92 to 12/98

Ethan      Senior Vice President;   Senior Vice President and Chief Technology
 Cohen     Chief Technology Officer Officer of MedQuist Inc., 12/98 to present;
                                    Chief Technology Officer of the MRC
                                    Group, Inc., 4/97 to 12/98; Employed in various
                                    capacities with McKinsey & Company, 9/91 to 4/97

   Board of Directors and Committees of the Board. The Board held six meetings during MedQuist's 1999 fiscal year, which ended on December 31, 1999. The Board also acted two times by unanimous written consent. During fiscal 1999, each director attended at least 75% of the aggregate of the total number of meetings of the Board held during the period he served as a director and the total number of meetings held by each committee of the Board on which he served during the period for which he served. The Board currently has the following standing committees:

     The Audit Committee. The Audit Committee, which held two meetings during fiscal 1999, currently consists of Messrs. Censits, Emshoff and Stowe. The Board elects or appoints a chairman of the Audit Committee who will have authority to act on behalf of the Audit Committee between meetings. The Audit Committee has the authority and responsibility: to hire an outside auditor to audit MedQuist's books; to ensure the Audit Committee's receipt from the outside auditor of a formal written statement, delineating all relationships between the outside auditor and MedQuist consistent with Independence Standards Board Standard 1; to review with the outside auditor, MedQuist's internal auditor (if any), and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of MedQuist, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable; to consider, in consultation with the outside auditor and the Board, the audit scope and procedures; to make such other recommendations to the Board on such matters, within the scope of the Audit Committee's functions, as may come to its attention and which in its discretion warrant consideration by the Board; and to review the financial statements contained in the annual report to stockholders with management and the outside auditor to determine that the outside auditor is satisfied with the disclosure and content of the financial statements to be presented to the stockholder. Additionally, the Audit Committee, acting together with the Board, has the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or nominate an outside auditor for stockholder approval in any proxy statement).

     The Compensation Committee. The Compensation Committee, which held two meetings during fiscal 1999, currently consists of Messrs. Underwood (Chairman), Casey and Mulligan. The Compensation Committee is responsible for fixing the compensation of the Chief Executive Officer and the Chief Operating Officer, and making recommendations to the Board with respect to the compensation of other executive officers and other compensation matters such as with respect to stock option plans and approving the targets under any bonus plans. The Compensation Committee currently administers the Stock Option Plan. If the Offer is completed, the Compensation Committee will be reconstituted as provided in the Governance Agreement to consist of two Royal Philips Directors and two Independent Directors.

     Nominating Committee. The Nominating Committee, which currently consists of Messrs. Carson (Chairman), Ruttenberg and Stack, makes recommendations to the Board with respect to management and other nominees to the Board, reviews stockholder nominees to the Board and periodically reports its findings to the Board. In 1999, the Nominating Committee held one meeting. If the Offer is completed, the Nominating Committee will be reconstituted as provided in the Governance Agreement to consist of two Royal Philips Directors and two Independent Directors. Pursuant to the Governance Agreement, the Nominating Committee will be responsible for, among other things, nominating the Independent Directors.

   Under the Governance Agreement, MedQuist will establish a Supervisory Committee consisting of at least three Independent Directors which will be required to approve and administer, on behalf of MedQuist, any material transactions between MedQuist and Royal Philips (or any of its affiliates or associates), and will administer, on behalf of MedQuist, the existing arrangements between MedQuist (or any of its affiliates), including the Agreement, the Governance Agreement and that certain Licensing Agreement, dated as of May 22, 2000, between MedQuist and Philips Speech Processing.

   Director Compensation. Employee directors (i.e., Messrs. Cohen and Donohoe) are not entitled to any compensation or stock options for serving on the Board.

   MedQuist has a stock-based deferred compensation plan for the Board (the "Deferred Stock Plan"). Under the Deferred Stock Plan, each non-employee director of MedQuist is entitled to receive deferred compensation annually in the form of Common Stock having a fair market value of $18,000 on the date of grant (January 1 each year). Common Stock awarded under the Deferred Stock Plan is issued when a director leaves the Board unless a director chooses not to defer receipt under a particular grant. If a director chooses not to defer receipt of the award, the Common Stock is issued as of the date of grant and the director may elect to receive up to $6,000 of the award in cash. A director choosing not to defer receipt of the award will nevertheless be prohibited from selling the Common Stock issued pursuant to the Deferred Stock Plan until leaving the Board. Fair market value of a particular grant equals the closing price of the Common Stock on the date of grant. In 1999 and 2000, respectively, the fair market value of a share of Common Stock on the date of grant (January
1) under such plan was $39.50 and $25.813.

   Pursuant to the terms of MedQuist's Nonstatutory Stock Option Plan for Non-employee Directors, during each calendar year in which a non-employee director serves, and so long as such director serves in such capacity on June 1 of such calendar year, such director is granted an option to purchase 3,000 shares of Common Stock at an exercise price equal to the Common Stock's fair market value on the date of the grant of the option, which options are exercisable for a 10-year period commencing on the one-year anniversary of the grant date. Any Options granted on or after June 1996, to the extent not exercised, terminate two years after the individual ceases to be a director of MedQuist but in no event later than the 10 year expiration date.

                               SECURITY OWNERSHIP

   The Shares are the only class of voting securities of MedQuist outstanding. The holders of a majority of the Shares represented in person or by proxy will constitute a quorum for any meeting of stockholders. Each stockholder is entitled to one vote per Share on each matter brought before a vote of the stockholders. Assuming the presence of a quorum, the affirmative vote of a plurality in interest of the stockholders present in person or by proxy and entitled to vote thereon is required to elect directors. As of May 19, 2000, there were 35,452,704 Shares outstanding.

   The information presented below regarding beneficial ownership of the Shares has been presented in accordance with rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of Common Stock includes any shares as to which a person, directly or indirectly, has or shares voting power or investment power and also shares any as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option or other right.

   The following table sets forth certain information regarding beneficial ownership of the Common Stock as of May 19, 2000 (i) by each person or group known to MedQuist to be the beneficial owner of more than five percent of the Common Stock, (ii) by each of MedQuist's directors and the Named Officers (as defined below) and (iii) by all executive officers and directors of MedQuist as a group. Except as otherwise noted and subject to community property laws, where applicable, each beneficial owner of the Common Stock listed below has sole investment and voting power with respect to their shares of Common Stock.

                                                        Shares Beneficially
                                                              Owned(1)
                                                        ------------------------
                                                        Number of     Percent of
        Name and Address(2)                              Shares        Class(3)
        -------------------                             ---------     ----------
Pilgram Baxter & Associates, Ltd....................... 2,554,300(4)     7.2%
 825 Duportial Road
 Wayne, PA 19087

Putnam Investments..................................... 1,802,200(5)     5.1%
 One Post Office Square
 Boston, MA 02109

Morgan Stanley Dean Witter & Co........................ 1,811,569(6)     5.1%
 1585 Broadway, 30th Floor
 New York, NY 10036

Richard J. Censits.....................................   186,009(7)       *
 688 Annemore Lane
 Naples, FL 34108

David A. Cohen......................................... 1,582,828(8)     4.4%

William T. Carson, Jr. ................................    89,484(9)       *

John T. Casey..........................................    21,383(10)      *

James R. Emshoff.......................................   102,723(11)      *

Terrence J. Mulligan...................................    35,865(12)      *

A. Fred Ruttenberg.....................................    99,223(13)      *

Edward L. Samek........................................   408,294(14)    1.1%

R. Timothy Stack.......................................    23,272(15)      *

Richard H. Stowe.......................................     4,153(16)      *

John H. Underwood......................................    20,370(17)      *

                                                      Shares Beneficially
                                                            Owned(1)
                                                      ------------------------
                                                      Number of     Percent of
        Name and Address(2)                            Shares        Class(3)
        -------------------                           ---------     ----------

John A. Donohoe, Jr. ................................   337,894(18)      *

John R. Emery........................................    46,057(19)      *

Ronald A. Scarpone...................................   105,425(20)      *

John M. Suender......................................    65,722(21)      *

Executive officers and directors as a group (16       2,982,182(22)      8%
 persons)............................................

--------
  *  Less than one percent
 (1) Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to the shares beneficially owned. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days after May 19, 2000 are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.
 (2) Except where otherwise noted, the address of all persons listed is c/o MedQuist Inc., Five Greentree Centre, Suite 311, Marlton, New Jersey 08053.
 (3) Applicable percentage of ownership as of May 19, 2000 is based upon 35,452,704 shares of Common Stock outstanding.
 (4) Reflects information set forth in a Schedule 13G filed by Pilgrim, Baxter & Associates, Ltd.
 (5) Reflects information set forth in a Schedule 13G filed by Putnam
     Investments.
 (6) Reflects information set forth in a Schedule 13G filed by Morgan Stanley Dean Witter & Co.
 (7) Includes 151,300 shares of Common Stock owned by Mr. Censits' spouse and 3,000 shares of Common Stock issuable upon exercise of options granted to Mr. Censits.
 (8) Includes 374,002 shares of Common Stock issuable upon the exercise of options granted to Mr. Cohen. Mr. Cohen owns 1,208,116 shares jointly with his spouse.
 (9) Includes 27,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Carson and 23,350 shares of Common Stock held for Mr. Carson's benefit in individual retirement accounts.
(10) Includes 18,000 shares of Common Stock issuable upon exercise of options granted to Mr. Casey and 3,383 shares issuable under the Company's Deferred Compensation Plan for Non-Employee Directors (the "Deferred Stock Plan").
(11) Includes 59,806 shares of Common Stock issuable upon the exercise of options granted to Mr. Emshoff and 3,203 shares issuable under the Deferred Stock Plan.
(12) Includes 27,000 shares of Common Stock issuable upon the exercise of options to Mr. Mulligan and 5,720 shares issuable under the Deferred Stock Plan.
(13) Includes 23,200 shares of Common Stock issuable upon the exercise of options granted to Mr. Ruttenberg and 8,525 shares issuable under the Deferred Stock Plan.
(14) Includes 281,794 shares of Common Stock issuable upon the exercise of options granted to Mr. Samek and 30,300 owned by the Edward L. Samek Foundation.
(15) Includes 18,000 shares of Common Stock issuable upon exercise of options granted to Mr. Stack and 815 shares of Common Stock issuable under the Deferred Stock Plan.
(16) Includes 3,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Stowe and 1,153 shares issuable under the Deferred Stock Plan.
(17) Includes 13,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Underwood, 4,370 shares issuable under the Deferred Compensation Plan and 3,000 shares of Common Stock held for Mr. Underwood's benefit in an individual retirement account.
(18) Includes 228,392 shares of Common Stock issuable upon the exercise of options granted to Mr. Donohoe and 43,000 shares owned by Mr. Donohoe's children.
(19) Includes 45,914 shares of Common Stock issuable upon exercise of options granted to Mr. Emery.
(20) Includes 90,088 shares of Common Stock issuable upon the exercise of options granted to Mr. Scarpone.
(21) Includes 47,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Suender.
(22) Includes 1,220,879 options granted to directors and executive officers, and 26,354 shares issuable under the Deferred Stock Plan.

                       COMPENSATION OF EXECUTIVE OFFICERS

   Executive Compensation. The following table sets forth the compensation paid by MedQuist for services rendered in all capacities during the calendar years 1997, 1998 and 1999, to its chief executive officer, and to the four most highly-compensated executive officers (other than the chief executive officer) whose annual salary and bonus exceeded $100,000 and who were serving at December 31, 1999 (collectively, the "Named Officers").

                           Summary Compensation Table

                                    Annual
                                 Compensation     Long-Term Compensation Awards
                              ------------------ --------------------------------
                                                  Securities
                                                  Underlying       All Other
       Name              Year Salary($) Bonus($) Options(#)(1) Compensation($)(2)
       ----              ---- --------- -------- ------------- ------------------
David A. Cohen(3)....... 1999 $400,000  $300,000          0         $ 4,016
                         1998  321,154   362,500     70,000           1,675
                         1997  270,000   135,000    210,000           4,568

John A. Donohoe,
 Jr.(4)................. 1999 $300,000  $135,000          0         $ 4,304
                         1998  228,846   170,000     40,000           1,768
                         1997  186,346    63,000     60,000             634

John R. Emery(5)........ 1999 $175,000  $ 52,500          0         $10,074
                         1998  146,346    78,750     20,000           1,562
                         1997   97,500    24,375     90,000             250

Ronald A. Scarpone(6)... 1999 $150,000  $ 45,000          0         $ 4,016
                         1998  139,000    34,750     20,000           1,427
                         1997  130,419    31,750     30,000           4,498

John M. Suender(7)...... 1999 $160,000  $ 48,000          0         $ 9,400
                         1998  135,277    74,750     20,000           1,440
                         1997  118,904    28,625     30,000           3,831

--------
(1) The number of securities underlying the options reflect a 3-for-2 split of Common Stock on September 9, 1997 and a 2-for-1 split on June 15, 1998.
(2) Represents employer matching contributions under the MedQuist's 401(k) plan and premiums paid by MedQuist on term life insurance and pay out of unused vacation time.
(3)  Mr. Cohen serves as Chairman and Chief Executive Officer.
(4)  Mr. Donohoe serves as President and Chief Operating Officer.
(5) Mr. Emery serves as Senior Vice President, Treasurer and Chief Financial Officer. Mr. Emery joined MedQuist on March 24, 1997.
(6)  Mr. Scarpone serves as Senior Vice President--New Business Development.
(7)  Mr. Suender serves as Senior Vice President, General Counsel and
     Secretary.

   Stock Option Grants in Fiscal 1999. No stock options or stock appreciation rights were granted to any of the Named Officers during 1999.

   Stock Option Exercises and Holdings in Fiscal 1999. The following table summarizes the aggregate option exercises in the last fiscal year by each of the Named Officers and fiscal year-end value of unexercised options on an aggregate basis.

                Aggregated Option Exercises In Last Fiscal Year
                       And Fiscal Year-End Option Values

                                                     Number of Shares of
                                                   Common Stock Underlying    Value of Unexercised
                                                   Options at Fiscal Year-   in-the-Money Options at
                                                             End               Fiscal Year-End(1)
                                                  ------------------------- -------------------------
                         Shares Acquired  Value
     Name                  on Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
     ----                --------------- -------- ----------- ------------- ----------- -------------
David A. Cohen..........          0      $      0   374,002      295,998    $6,814,840   $3,808,460

John A. Donohoe, Jr.....          0      $      0   228,392      119,000    $4,666,153   $1,505,421

John R. Emery...........      9,000      $300,265    25,000       70,000    $  300,483   $  858,942

Ronald A. Scarpone......          0      $      0    75,088       70,000    $1,441,427   $1,140,120

John M. Suender.........      6,522      $172,279    52,000       55,000    $  906,624   $  650,817

--------
(1) Based on the closing price on the Nasdaq Stock Market of $25.813 per share of Common Stock on December 31, 1999.

   Executive Employment Contracts and Severance Agreements. MedQuist has a severance plan for certain executive officers. The plan provides that if a covered executive is terminated for any reason other than "cause' (which includes the failure to perform day-to-day duties as assigned by the Board) within 12 months after a "change in control,' such covered executive is to receive, within 10 days of the termination, a one time severance payment equal to, in the case of Messrs. Cohen and Donohoe--24 months, and in the case of Messrs. Emery, Scarpone and Suender--18 months, all cash compensation awarded to him or her in the fiscal year immediately prior to such termination or, if such executive's compensation was higher or would be higher on an annualized basis, in the fiscal year in which such termination takes place. The term "change in control' means (a) any liquidation of MedQuist, (b) the sale of all or substantially all of the assets of MedQuist, (c) the acquisition by any person or group of beneficial ownership of securities representing more than 50% of the combined voting power in the election of directors of MedQuist (after giving effect to the exercise of any options, warrants or other convertible securities held by such person or group), (d) the election of a majority of the members of the Board as a result of one or more proxy contests within any period of three years, (e) approval of a merger, consolidation or other business combination by MedQuist's stockholders in which a majority of the Board of the surviving corporation (or its ultimate parent) are not members of the Board, (f) commencement of a tender offer to purchase securities representing more than 50% of the combined voting power in the election of directors of MedQuist (after giving effect to the exercise of any options, warrants or other convertible securities held by such person or group).

   Compensation Committee Interlocks. The Compensation Committee consists entirely of non-employee directors. None of the Compensation Committee members has any interlocking or other relationship with MedQuist that would call into question their independence with respect to their duties.

   Compensation Committee Report on Executive Compensation. The Compensation Committee of the Board submits the following report to stockholders on the compensation policies applicable to MedQuist's executive officers with respect to compensation reported for the fiscal year ended December 31, 1999. The Compensation Committee Report shall not be deemed incorporated by reference into any filing with the SEC, except to the extent said report is specifically incorporated by reference.

       Compensation Principles. The Compensation Committee believes that MedQuist's executive compensation program is a critical part of the effective management of its key executives. If MedQuist is to be successful, its executive compensation programs must be geared to attract and retain superior quality employees. Additionally, the executive compensation program should provide incentives that will reward key executives for pursuing actively the actions necessary to strengthen MedQuist's performance and enhancing stockholder value. To that end, MedQuist's compensation program for executives is designed to:

      . Promote the execution of MedQuist's business strategies and operating objectives

      . Link executive compensation with corporate performance

      . Align performance objectives with the interest of stockholders

      . Encourage a career commitment on the part of executives

       Executive Compensation Program. MedQuist's executive compensation program for fiscal year 1999 included base salary, short term cash incentive compensation and option grants pursuant to the terms of the Stock Option Plan. The Compensation Committee believes that its compensation program has been successful in the past. Accordingly, the program for 1999 was substantially similar to the program for 1998. Nevertheless, the Compensation Committee engaged an independent compensation consultant to review executive compensation and, based upon that analysis, recommended changes in base salary in 1999 for the Named Officers and a modification of the stock option bonus as described below.

       Base Salary. Base salary represents compensation for discharging job responsibilities and reflects the executive officer's performance over time. Base salaries may be adjusted to reflect experience, increased responsibilities and individual performance, as well as to be competitive. For 1999, base salaries for the Named Officers were determined after considering the advise and recommendations of an independent compensation consultant.

       Short Term Incentive Compensation. MedQuist provides short term incentive compensation designed to reward executives for meeting current financial goals. In 1999, the short term award for executive officers was based 50% upon the operations of MedQuist and was 50% discretionary. The discretionary portion of any such bonus is determined by Mr. Cohen for all persons other than himself and Mr. Donohoe and approved by the Compensation Committee. The Compensation Committee determines the discretionary portion of the bonus for Messrs. Cohen and Donohoe and approves the recommendation of Mr. Cohen with respect to other executive officers. For fiscal year 1999, all of the Named Officers earned 100% of their respective short term award. Under the formula portion of the short term award in 1999, the award was earned 100% if earnings per share met or exceeded confidential earnings per share goals.

       Stock Option Grants. MedQuist believes it is important to provide long term incentive compensation to the Named Officers. In addition, the Compensation Committee believes that such compensation should be closely aligned to the interests of stockholders. The Compensation Committee believes stock options are particularly well designed to achieve these goals because executives gain over time only when stockholders gain through the appreciation of the market price of the Common Stock. To encourage long term performance and retain its most senior management, the Compensation Committee approved grants to the Named Officers on January 3, 2000 that vest in 20% increments over five years. Awards of stock options to Named Officers are determined pursuant to the same formula described in "Short Term Incentive Compensation" above. At the beginning of each year, the Compensation Committee determines the maximum number of options each Named Officer is eligible to receive if 100% of the award is earned. In 1999, 100% of the Stock Option Bonus was achieved by each of the Named Officers. 50% of the options granted have an exercise price equal to the closing price on Nasdaq of the Common Stock on the grant date ($24.9375). 25% of the options have an exercise price of 150% ($37.4063) of that price and 25% have an exercise price of 200% ($49.8750) of that price. Although actually granted on January 3, 2000, the Named Officers received grants of stock options for performance in 1999 on the foregoing terms as follows:

                                                Exercise Price Per Share
                                            ----------------------------------
                                             $24.9375   $  37.4063  $  49.8750
                                            ----------  ----------  ----------
                                            (Number of Securities Underlying
                                                        Options)
        Named Officer
        -------------
       David A. Cohen......................      35,000      17,500      17,500
       John A. Donohoe, Jr. ...............      20,000      10,000      10,000
       John R. Emery.......................      10,000       5,000       5,000
       Ronald A. Scarpone..................      10,000       5,000       5,000
       John M. Suender.....................      10,000       5,000       5,000

  The exercise prices are tiered in order to reward a Named Officer for substantial increases in the stock price.

       Chief Executive Officer Compensation. Mr. Cohen's salary of $400,000 was paid in accordance with his employment contract, which was negotiated at arm's length and reflects increases approved by the Compensation Committee. In determining changes in Mr. Cohen's compensation, the Compensation Committee considered an analysis prepared in 1999 by an independent compensation consultant.

       Policy with respect to Section 162(m) of the Internal Revenue
  Code. Generally, Section 162(m) of the Internal Revenue Code, and the proposed regulations promulgated thereunder (collectively, "Section 162(m)"), denies a deduction to any publicly held corporation, such as MedQuist, for compensation paid to a "covered employee" in a taxable year to the extent that compensation exceeds $1,000,000. A covered employee includes the chief executive officer on the last day of the taxable year and any other employee whose compensation is required to be reported in the Summary Compensation Table by reason of such employee being among the four highest compensated officers for such taxable year (other than the chief executive officer). The deduction limit of Section 162(m) applies to any compensation that could otherwise be deducted in a taxable year, except for enumerated types of payments, including payments that meet the requirements in Section 162(m) for performance-based compensation. Under the requirements for performance-based compensation set forth in Section 162(m), compensation will not be subject to the deduction limit if (1) it is payable on account of the attainment of one or more performance goals;
  (2) the performance goals are established by a Compensation Committee of the Board that is comprised solely of two or more outside directors; (3) the material terms of the compensation and the performance goals are disclosed to and approved by stockholders before payment; and (4) the Compensation Committee certifies that the performance goals have been satisfied before payment. It is the Compensation Committee's policy that, where practicable, it will seek to comply with the requirements of Section 162(m) applicable to performance-based compensation to the extent it determines that it is likely that the compensation to be paid to any such executive officer will exceed $1,000,000 per year. The Compensation Committee consists solely of outside directors in accordance with Section 162(m).

                                          2000 Compensation Committee

                                          By: John H. Underwood
                                             John T. Casey
                                           Terrence J. Mulligan

 Certain Relationships and Related Transactions

     Richard J. Censits. MedQuist and Mr. Censits, a director and former president and chief executive officer of MedQuist, entered into an employment agreement January 1, 1993 and amended January 1, 1996. Under his employment agreement, Mr. Censits is entitled during his lifetime to life insurance, medical, dental and long-term care coverage for himself and his wife and a retirement benefit of $75,000 annually. If Mr. Censits dies, his wife is entitled to continue her medical, dental and long-term care coverage during her lifetime, and MedQuist has agreed to loan Mr. Censits' estate the funds necessary to exercise any options to purchase shares of the Common Stock owned by Mr. Censits at the time of his death, with the stock held by MedQuist as collateral. The loan must be repaid three years after grant or earlier if the stock is sold. The employment agreement restricts Mr. Censits from competing with MedQuist, hiring employees of MedQuist or disclosing or using confidential information of MedQuist so long as he is receiving benefits under the employment agreement.

     Noncompetition Agreements. Messrs. Cohen, Donohoe, Emery and Scarpone are subject to confidentiality and non-competition agreements. Upon any termination, each has agreed to retain in confidence and not otherwise to use any confidential or proprietary information of MedQuist. Additionally, following any termination of employment, each is prohibited from competing with MedQuist or from soliciting clients, customers or employees of MedQuist for a period of time (Messrs. Cohen and Donohoe, 3 years; Mr. Scarpone, 2 years; and Mr. Emery, 1 year).

 Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires MedQuist's directors and executive officers, and persons who beneficially own more than 10% of the Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of MedQuist. Officers, directors and greater than 10% stockholders are required under regulations promulgated by the SEC to furnish MedQuist with copies of all
Section 16(a) forms which they file.

   To MedQuist's knowledge, based solely on a review of copies of such reports furnished to MedQuist and written representations that no other reports were required, during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements were satisfied.

                      STOCKHOLDER RETURN PERFORMANCE GRAPH


                    Nasdaq         MedQuist Inc.       Medical Services Index*

1995                  100               100                        100
1996                  123               307                         83
1997                  149               643                        117
1998                  208              1462                         68
1999                  387               956                         71

*The Medical Services Index is an equally weighted index and is comprised of a group of seventeen medical services companies compiled by BancBoston - Robertson Stephens.

                                   SCHEDULE I

                            ROYAL PHILIPS' DESIGNEES

                                                        Present Principal Occupation or
                                                            Employment and Five-Year
Name and Business Address*            Office(s)                Employment History
--------------------------            --------          -------------------------------
Jan H.M. Hommen.............  Director of MedQuist Inc. Executive Vice-President, Member
                                                        of the Board of Management and
                                                        the Group Management Committee
                                                        and Chief Financial Officer of
                                                        Royal Philips Electronics. Prior
                                                        to 1997, Chief Financial Officer
                                                        of Alcoa International Holdings
                                                        Co. From 1997 to 1999, Member of
                                                        the Supervisory Board of
                                                        PolyGram N.V.

Adri Baan...................  Director of MedQuist Inc. Executive Vice-President, Member
                                                        of the Board of Management and
                                                        the Group Management Committee
                                                        and President/Chief Executive
                                                        Officer of the Consumer
                                                        Electronics Division of Royal
                                                        Philips Electronics. Prior to
                                                        1998, Chairman of the Philips
                                                        Business Electronics Division of
                                                        Royal Philips Electronics.

Hans M. Barella.............  Director of MedQuist Inc. Senior Vice-President, Member of
                                                        the Group Management Committee
                                                        of Royal Philips Electronics.
                                                        President/Chief Executive
                                                        Officer of the Medical Systems
                                                        Division of Royal Philips
                                                        Electronics.

William E. Curran...........  Director of MedQuist Inc. Chief Executive Officer of
 1251 Avenue of the Americas                            Philips Electronics North
 New York, New York 10020-                              America Corporation. Prior to
 1104                                                   July 1999, Chief Financial
 USA                                                    Officer of Philips Electronics
 Citizen of the United States                           North America Corporation. Prior
 of America                                             to February 1996, Vice
                                                        President, Chief Operating
                                                        Officer and Chief Financial
                                                        Officer of Philips Medical
                                                        Systems.

Ivo J.M. Lurvink............  Director of MedQuist Inc. Executive Vice President and
                                                        Head of Corporate Mergers and
                                                        Acquisitions of Philips
                                                        International B.V. since April
                                                        1997. Prior to that time,
                                                        Director of Mergers and
                                                        Acquisitions (Eastern Europe) at
                                                        Credit Suisse First Boston.

Cesar Vohringer.............  Director of MedQuist Inc. Chief Executive Officer of
 Computerstrasse 6                                      Philips Speech Processing since
 P.O. Box 274                                           March 2000. Prior to that time,
 A-1101 Vienna                                          Senior Vice President, Program
 Austria                                                Manager and Manager of Marketing
 Citizen of Brazil                                      and Business Strategy of the
                                                        Business Group Television of the
                                                        Consumer Electronics Division of
                                                        Royal Philips Electronics.

--------
* Each person has a business address at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, the Netherlands and is a citizen of the Netherlands, unless a different address and/or citizenship is indicated under his name.

                                      S-1